SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                  No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                  No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:    Annual Report 2006, dated April 23, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: May 29, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Annual Report 2006, dated April 23, 2007.

Exhibit 99.1

Global Presence · China Focus

Annual Report 2006

中芯國際集成電路製造有限公司*

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 0981

SMIC™

* For identification purposes only

Global Presence China Focus

Annual Report 2006

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

Stock Code:0981

* For Identification purposes only

SMIC TM

Our global network+

SMIC Chengdu

Cension Semiconductor

Manufacturing Corp.

SMIC Beijing

SMIC Tianjin

SMIC Shanghai

Wuhan Xinxin

Semiconductor

Manufacturing Corp.

SMIC Hong Kong

(Representative Office)

SMIC Americas SMIC Europe

SMIC Japan

SMIC Fab

SMIC Marketing Office

SMIC Representative Office

SMIC Managed Fab

Solid Revenue

Strengthened to create value for our shareholders US$1,465,000,000 +25%

Revenue increased in 2006

For more details, please see Consolidated Statements of Operations

Increased Productivity

Bolstering scale and expertise

182,000

8” equivalent wafer capacity per month

For more details, please see Business Review

Right People

Preparing

for the future

10,000+

Employees around the world

For more details, please see Report of Directors

Global Responsibility

Caring for the environment

Renewable energy:

Recycling Scrap Wafer for Solar Cell Production Water Recycling Systems Power Savings Energy Savings Environmental Protection

SGS Green Product Management System (GPMS)

certification for environmentally friendly products (April 2006)

Sony Green Partner

certification for environment friendly processes and materials (January 2006)

OHSAS18001

certification for health and safety (November 2003)

ISO14001

certification for environmental protection (August 2002)

Innovative Technology

Technological advancements

< 0.13µm-90nm

Constitutes ~ 50% of total revenue

For more details, please see Chief Executive Officer’s Statement

The Top 10 patent applicants in Mainland China

We are SMIC

Uphold virtues Boost profitability Advance technologies Enrich lives

Vision+ Mission

Cultivate talents Develop innovations Overcome obstacles Maintain growth

Financial Highlights

Monthly Capacity (thousand)*
200
180
160
140
120
100
80
60
40
20
0
03
04
05
06
* 8" equivalent

4Q 2005
0.25μm 3%
0.18μm 42%
0.35μm 6%
0.15μm 5%
0.13μm 44%

4Q 2006
0.35μm 5%
0.25μm 2%
0.18μm 33%
0.09μm 14%
0.15μm 2%
0.13μm 44%

Operational Highlights

Financial Highlights

Monthly Capacity (thousand)* Sales (US million)**

200 - -

180 - -

160 - -

140 - -

120 - -

100 - -

80 - -

60 - -

40 - -

20 - -

0 0 - -

1600 1400 1200 1000 800 600 400 200 0

03 04 05 06 03 04 05 06

4Q 2005

4Q 2006

*8” equivalent** Audited

0.35µm 6%

0.25µm 3%

0.18µm 42%

0.09µm 14%

0.35µm 5%

0.25µm 2%

0.18µm 33%

0.13µm 44%

0.15µm 5%

0.13µm 44%

0.15µm 2%

Operational Highlights

Began mass production of 90nm (0.09µm) processes

0.13µm and below technologies made up about 50% of total wafer revenue

Adopted new foundry operational model at Chengdu and Wuhan fabs

Continued to be the largest foundry in Mainland China

Contents

9	Corporate Information

10	Chairman Statement

12	Chief Executive Officer’s Statement

14	Business Review

20	Management’s Discussion and Analysis of Financial Condition and Results of Operation

34	Directors and Senior Management

40	Report of the Directors

81	Corporate Governance Report

95	Social Responsibility

101	Report of Independent Registered Public Accounting Firm

103	Consolidated Balance Sheets

105	Consolidated Statements of Operations

107	Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

108	Consolidated Statements of Cash Flows

111	Notes to the Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

8    Semiconductor Manufacturing International Corporation Annual Report 2006

Corporate Information

Registered name	Semiconductor Manufacturing International Corporation (the “Company”)

Chinese name (for identification purposes only)

Registered office	PO Box 309 GT Ugland House George Town Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	Suite 3003 30th Floor 9 Queen’s Road Central Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Richard Ru Gin Chang Anne Wai Yui Chen

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange (“NYSE”)

Stock code	0981 (HKSE)
SMI (NYSE)

FINANCIAL CALENDAR

Announcement of 2006 results	April 24, 2007

Book closure period	May 14, 2007 to May 23, 2007

Annual general meeting	May 23, 2007

Financial year end	December 31

Semiconductor Manufacturing International Corporation Annual Report 2006    9

Chairman’s Statement

“As integrated circuit (IC) consumption continues to grow at a heady pace, particularly in China, SMIC has been able to capitalize on this growth and remains the largest and most advanced foundry in Mainland China to date.”

10    Semiconductor Manufacturing International Corporation Annual Report 2006

Dear Shareholders,

As integrated circuit (IC) consumption continues to grow at a heady pace, particularly in China, SMIC has been able to capitalize on this growth and remains the largest and most advanced foundry in Mainland China to date. For 2006, SMIC produced approximately 40% of Mainland China’s total IC output. Besides sheer volume, we have distinguished ourselves by our ability to develop and manufacture world-class leading edge ICs.

We continued to invest in the people and infrastructure capable of realizing our goals, thereby maintaining our reputation for excellence. Our status as the only foundry in China that is capable of producing 0.15-micron and below technologies is attributed to the 500-strong R&D team and scores of engineers who are dedicated to SMIC’s technological progress. In line with our present advancements, we will expand production of 90-nanometer technologies and will continue our research on the 65-nanometer segment.

Turning technologies into viable applications is our comprehensive network of foundries. Strategically located in Beijing, Shanghai and Tianjin, this network now includes two fabs that we will manage: a 200-millimeter fab in Chengdu and a 300-millimeter fab in Wuhan. This new foundry business model reaffirms our position as the premier foundry in Mainland China.

While satisfying growing demand from the IC sector, SMIC has earned the patronage of internationally renowned customers. SMIC’s technical and production capabilities, coupled with our intimate knowledge of the China market, have enabled SMIC to remain competitive. Moreover, our presence in the largest IC market in the world allows us to be well positioned to benefit from its ongoing growth.

In addition to the support of our international clients, we have attracted important global business partners. From such partnerships, we have generated synergies that allow us to enrich our technical capabilities and expand our product mix in key market segments. Through the tireless efforts of our sales and marketing teams, we are continuing to expand our reach to the four corners of the world and develop mutually advantageous relationships.

As we approach 2007 with utmost confidence, we subscribe to the opinion that the IC sector’s growth will remain robust. Accordingly, with strong demand and increasing sales, SMIC will seek to strengthen its financial position. Through the committed efforts of our management and a dynamic workforce, notable progress was made in 2006. To maintain this trend we will carefully evaluate opportunities that are in the best interest of SMIC, which in turn will bring greater value for our shareholders.

Sincerely,

Yang Yuan Wang
Chairman of the Board

Shanghai, the PRC
April 23, 2007

Semiconductor Manufacturing International Corporation Annual Report 2006    11

Chief Executive Officer’s Statement

“Foundries are playing crucial roles in the IC industry as semiconductor manufacturing costs continue to increase and the usage of silicon becomes more commercialized.”

“Our technology roadmap focuses on developing leading edge technologies while balancing trade-offs to minimize cost and risk. Therefore, we continue to concentrate our efforts on migrating key logic and memory products to the more advanced technology nodes.”

Dear Shareholders,

Foundries are playing crucial roles in the IC industry as semiconductor manufacturing costs continue to increase and the usage of silicon becomes more commercialized. Fabless design houses and IDMs are relying on foundries to manufacture and co-develop new technologies for the consumer, communication, and computing segments. The accelerating pace of outsourcing semiconductor manufacturing is evident from the announcements by major semiconductor companies. Over the past several years, SMIC has invested in our business to meet this growing demand.

I am pleased to report that SMIC has continued to grow its revenues despite a difficult environment for the semiconductor industry in 2006. SMIC posted record revenues of $1.46 billion, which represents a 25% increase year over year. Our logic and memory foundry strategy and our strategic partnerships with customers to migrate to more advanced technology have enabled us to weather the industry downturn.

Revenues from advanced technologies, 0.13-micron and below, contributed 49.6% of our total wafer revenue in 2006, compared to 40.6% of total wafer revenue in 2005. Our 90-nanometer technology for logic and memory processes entered commercial production in 2006. This was a milestone for the semiconductor industry in China and a testament to the skills and knowledge of our world-class R&D and operations teams at SMIC. By the fourth quarter of 2006, revenue from 90-nanometer technology alone contributed 14.4% of our total wafer revenue.

SMIC remains committed to its long-term growth strategy. With IC consumption in China growing rapidly, we are well positioned to capitalize on it. Our strategic position in China allows us to partner with global technology companies who see the advantages of our proximity to the China end-user market. Our proximity to these end users also helps us to better understand their needs so that we can develop and deliver technologies catering to Chinese customer demands.

In 2006, SMIC embraced a new foundry business model that focuses our core business on developing and manufacturing leading edge technology while transferring mature technology demand to other foundries under our management. With our Chengdu and Wuhan projects, we are managing fabs financed and owned by other entities. In the 200-millimeter Chengdu fab, we plan to start pilot runs in the second quarter of 2007. The 300-millimeter Wuhan fab is under construction and is scheduled for equipment move-in by the end of this year. The Chengdu and Wuhan projects mark an exciting period for SMIC, allowing us to continue growing our business while managing our internal capital expenditures more efficiently. The projects will help us better serve our international customers while positioning us closer to many potential Chinese customers.

In addition, 2006 was marked by several strategic agreements. SMIC agreed to provide Qualcomm Incorporated (“Qualcomm”) with integrated circuit manufacturing services using a specialized BiCMOS process technology at our Tianjin facility. This agreement will combine our wafer fabrication capabilities

12    Semiconductor Manufacturing International Corporation Annual Report 2006

and subcontractor infrastructure with Qualcomm’s leadership in 3G wireless technologies to focus on power management ICs. This agreement reflects our success in offering turnkey solutions to our valued customers.

Our technology roadmap focuses on developing leading edge technologies while balancing trade-offs to minimize cost and risk. Therefore, we continue to concentrate our efforts on migrating key logic and memory products to more advanced technology nodes. We will continue the development of our 65-nanometer technology and will further expand our product offerings in the 90-nanometer technology.

We are further expanding our partnership with Saifun Semiconductors Ltd. into more advanced flash memory technology by collaborating on an 8Gb Data Flash using SMIC’s advanced process technology. We aim to provide a comprehensive flash product for the consumer electronics market in China and throughout the world. We have delivered our first engineering samples of our advanced 2Gb NAND flash product based on the Saifun NROM two-bit-per-cell technology.

Having reached our capacity target in 2006, in 2007 we will focus on returning to profitability. Continuous improvement in performance and yield enables the expansion of our product mixture in more advanced nodes of 130 and 90 nanometer technologies. In addition, our depreciation burden will continue to ease as some of our machinery and equipment become fully depreciated starting this year. Our 2007 capital expenditure target of approximately US$720 million is based on anticipated customer demand for our services this year and beyond.

There are significant demand drivers across market segments in the near future. We see the migration towards Microsoft Vista and notebooks driving growth among the computer applications. Among the communications applications – handsets, video, VoIP, and WLAN will lead the way. Strength in the consumer segment will come from various personal and entertainment devices such as portable media players, MP3/4, and digital TV.

We anticipate 2007 to be a very exciting year for SMIC. The growth trend for semiconductor foundries should continue to outpace the broader semiconductor industry. Numerous efforts have been made to assure that SMIC is well positioned to take advantage of the many opportunities that lie ahead. We look forward to sharing our achievements and results with you in the coming year.

May God bless you and SMIC,

Richard R. Chang
Chief Executive Officer Shanghai, the P.R.C. April 23, 2007

Semiconductor Manufacturing International Corporation Annual Report 2006    13

Business Review

“During 2006, our wafers shipped and sales increased from 1,347,302 8-inch wafers and US$1.2 billion in 2005 to 1,614,888 8-inch wafers and US$1.5 billion in 2006, representing a 20.2% and 25.1% increase, respectively.”

In 2006, SMIC continued to grow its business despite a slowdown in the semiconductor industry in the early part of the year, thereby affirming SMIC’s business strategy.

Overview of Business Developments

Our operations continue to remain strong. At the end of 2006, we had increased our monthly capacity to 182,250 8-inch wafers per month. During 2006, our wafers shipped and sales increased from 1,347,302 8-inch wafers and US$1.2 billion in 2005 to 1,614,888 8-inch wafers and US$1.5 billion in 2006, representing a 20.2% and 25.1% increase, respectively. According to a leading IC industry market research company, we held 7% of the foundry market in 2006, which represents a growth rate of approximately 24%, one of the highest growth rate among the top 10 foundries.

We generated US$769.6 million in cash from operations in 2006 which represents a 18.8% increase from 2005. However, our depreciation expenses remain among the highest in the foundry industry. Furthermore, because we are a new foundry with only five years of commercial operations and continued to expand our capacity to meet the increasing capacity demands of our customers, our depreciation expense as a percentage of revenues remain one of the highest in the foundry industry.

Despite these high depreciation expenses, we believe that we will become profitable by improving our product mix, thereby increasing our average selling price. In 2006, 49.6% of our wafer sales were from products that utilized advanced technology of 0.13 micron and below. Revenues generated from 0.13 micron and below technology nodes as a percentage of our logic revenues increased from 23.4% in 2005 to 26.8% in 2006. We expect that this upward trend will continue for the rest of 2007 as some of our fabless and IDM customers are migrating a significant portion of their products to the 0.13 micron and below technology nodes.

Customers and Markets

We target a diversified and global customer base, consisting of leading IDMs, fabless semiconductor companies, and systems and other companies and seek to maintain our leadership position in China.

Overall in 2006, we engaged 73 new customers, bringing the total number of our customers to 330. For 2006, our revenue by region was led by North America at 41.3%, then Europe at 30.0%, then Asia Pacific (excluding Japan) at 21.9%, and Japan at 6.8%. These customers participate in the consumer, communications or computer market segments. We intend to maintain a diversified customer mix in terms of end-market applications, processes, and geographical focus in order to manage our exposure to each market segment.

14    Semiconductor Manufacturing International Corporation Annual Report 2006

We seek to maintain our leadership position in the semiconductor industry in China by exploiting our first mover advantage to capture the growing China IC industry. According to Semico, semiconductor marketing and consulting research company. China’s IC consumption has registered a compound annual growth rate of 33% since 2000, and reached US$58.4 billion in IC consumption in 2006. IC Insights, a provider of market research and analysis reports and services for the semiconductor industry, expects that by 2010, China’s IC market is projected to more than triple and estimated to reach US$124 billion in terms of overall consumption. The main types of products driving this demand relate to communication ICs (i.e., 3G) and smart phones, digital television, MP3, wireless LAN, CPU and DSP.

At the same time, the gap between the domestic demand for integrated circuits in China and the domestic supply continues to increase. At present, China’s domestic manufacturers can only meet less than 7% of its IC demand, representing a gap between domestic supply and demand, of almost US$38 billion. IC Insights expects that this gap will increase to almost US$112 billion by 2010.

We believe that by establishing our company as a key foundry partner to local semiconductor companies at an early stage of their development, we will be well positioned to take advantage of the potential semiconductor growth in China. In 2006, our Mainland Chinese customers represented an area of growth as we engaged 43 new customers. Among the new products we manufactured for these companies include the first 3G baseband chips for TD-SCDMA and WCDMA, mobile phone application processor, digital satellite receiver chip for set-top box, China-standard (CDMB-T/H) digital terrestrial receiver chip for TV and PCTV, video processor for HDTV and MP3/MP4 multimedia consumer electronics. We expect that the percentage of revenue from our Mainland Chinese customers will increase in 2007 as more of these customers commence commercial production. We are also working closely with our customers to migrate their products to more advanced technology nodes in order for the customers to reap benefits of economies of scale at these technology nodes.

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.

Capacity Expansion Plans

We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. In 2006, our capital expenditures were approximately US$889.9 million and we recorded depreciation and amortization costs of US$896.1 million. We currently expect that our capital expenditures in 2007 will be approximately US$720 million.

Semiconductor Manufacturing International Corporation Annual Report 2006    15

We plan to use this capital expenditure mainly to ramp up our fabs in Beijing, Shanghai, and Tianjin. We are scheduling that by the end of 2007, our monthly capacity will be 193,000 8-inch wafer equivalents. In addition, we have entered into management contracts to provide management services to wafer fabs in Chengdu and Wuhan.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$94.1 million in 2006 on research and development expenses, which represented 6.4% of our sales. We employ over 500 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world with top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future. We are also developing our 65 nanometer technology with one of the top fabless companies in the world.

Joint Ventures

We have established numerous joint ventures in order to expand our service offerings to our customers. In July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd. Toppan SMIC Electronics (Shanghai) Co. Ltd. is a joint venture in Shanghai for the manufacture of on-chip filters and micro-lenses for image sensors and began mass production in January of 2006.

Our assembly and testing facility in Chengdu, China with United Test and Assembly Center Ltd. began pilot production in the fourth quarter of 2005. We have begun to provide full-turn-key services in 2006, and will continue ramping up in 2007.

We also planned to invest in a wafer reclamation project in Shanghai to produce solar power modules. One of the keys to this wafer reclamation project will be the supply of polysilicon. We are currently discussing the possibility of establishing a facility to manufacture polysilicon to meet the needs of our solar power project as well as the needs of other solar power companies.

Material Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

•	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

16    Semiconductor Manufacturing International Corporation Annual Report 2006

•

TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to 0.15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover 0.13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the 0.13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

•

The Company is required to deposit certain Company materials relating to 0.13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

•	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Accounting under the Settlement Agreement:

Restatement of 2004 and 2005 Financials

As a result of review of the accounting treatment for the Settlement Agreement, the Company determined that errors were made in the identification and classification of the components of payment. The Company previously recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.

This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from $23.2 million to $16.7 million in 2004 and increasing a deferred cost associated with patent license portfolio from $134.8 million to $141.3 million. This correction also impacted the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.

In addition, the Company corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangible to a component of cost of sales.

See Note 31 to Notes to the Consolidated Financial Statements included with this Annual Report for a more detailed description of the impact of the effects of correcting these errors. See also the section titled “Current Accounting” below for a description of the accounting treatment for the Settlement Agreement set forth in the Company’s financial statements that are included with this Annual Report.

Current Accounting

In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:

•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

Semiconductor Manufacturing International Corporation Annual Report 2006    17

•	The settlement agreement required all parties to bear their own legal costs;

•	There were no other damages associated with the Settlement Agreement;

•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

•	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.

In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.

As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the US$175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of US$158 million. This amount was then allocated to the pre-and post-settlement periods based on relative fair value, as further described below.

Based on this approach, US$16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining US$141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:

The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.

The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:

a)	Existing third-party license agreements with SMIC;

b)	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	The analysis of comparable industry royalty rates related to semiconductor fabrication.

18    Semiconductor Manufacturing International Corporation Annual Report 2006

On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Outlook for 2007

Our main focus in 2007 will be to expand our technology offerings and wafer capacity in a fiscally disciplined manner. Continuous improvement in performance and yield enables expansion of our product mixture in more advanced nodes of 90 nanometer and finer line technologies. Our capital expenditure target for 2007 of approximately US$720 million is based on anticipated customer demand for our services this year and beyond.

Semiconductor Manufacturing International Corporation Annual Report 2006    19

Management’s Discussion and Analysis of

Financial Condition and Results of Operation

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2004, 2005 and 2006 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2002 and 2003, is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with United States generally accepted accounting principles (the “U.S. GAAP”).

Note: The Company has re-stated its 2005 and 2004 financial statements. (Please see notes 24 and 31).

20    Semiconductor Manufacturing International Corporation Annual Report 2006

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$50,315	$365,824	$974,664	$1,171,319	$1,465,323
Cost of sales(1)	105,238	359,779	716,225	1,105,134	1,338,155
Gross profit (loss)	(54,923)	6,045	258,439	66,185	127,168

Operating expenses:
Research and development	38,254	34,913	74,113	78,865	94,171
General and administrative	18,351	29,705	54,038	35,701	47,365
Selling and marketing	4,776	10,711	10,384	17,713	18,231
Litigation settlement	—	—	16,695	—	—
Amortization of acquired intangible assets	—	3,462	14,368	20,946	24,393
Income from sale of plant and equipment and other fixed assets	—	—	—	—	(43,122)

Total operating expenses (income), net	61,381	78,791	169,598	153,225	141,038

Income (loss) from operations	(116,304)	(72,746)	88,841	(87,040)	(13,870)

Other income (expenses):
Interest income	10,980	5,616	10,587	11,356	14,916
Interest expense	(176)	(1,425)	(13,698)	(38,784)	(50,926)
Foreign currency exchange gain (loss)	247	1,523	8,218	(3,355)	(21,912)
Other, net	2,650	888	2,441	4,462	1,821
Total other income (expense), net	13,701	6,602	7,548	(26,322)	(56,101)
(Loss) Income before income tax	(102,603)	(66,144)	96,389	(113,362)	(69,971)
Income tax credit (expense)	—	—	(186)	(285)	24,928

Semiconductor Manufacturing International Corporation Annual Report 2006    21

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands, except for per share and per ADS data)
Minority interest	—	—	—	251	(19)
Loss from equity investment	—	—	—	(1,379)	(4,201)
Net (loss) income before cumulative effect of a change in accounting principle	(102,603)	(66,144)	96,203	(114,775)	(49,263)
Cumulative effect of a change in accounting principal	—	—	—	—	5,154
Net (loss) income	(102,603)	(66,144)	96,203	(114,775)	(44,109)
Deemed dividend on preference shares(2)	—	37,117	18,840	—	—
Income (loss) attributable to holders of ordinary shares	$(102,603)	$(103,261)	$77,363	$(114,775)	$(44,109)
Income (loss) per share, basic	$(1.27)	$(1.14)	$0.01	$(0.00)	$(0.00)
Income (loss) per share, diluted	$(1.27)	$(1.14)	$0.00	$(0.00)	$(0.00)
Shares used in calculating basic income (loss) per share(3)(4)	80,535,800	90,983,200	14,199,163,517	18,184,429,255	18,334,498,923
Shares used in calculating diluted income (loss) per share(3)(4)	80,535,800	90,983,200	17,934,393,066	18,184,429,255	18,334,498,923

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.
(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.
(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2001, 2002 and 2003, basic income (loss) per share did not differ from diluted loss per share.
(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).

	As of December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$91,864	$445,276	$607,173	$585,797	$363,620
Short-term investments	27,709	27,165	20,364	13,796	57,951
Accounts receivable, net of allowances	20,110	90,539	169,188	241,334	252,185
Inventories	39,826	69,924	144,018	191,238	275,179
Total current assets	185,067	680,882	955,418	1,047,465	1,049,666
Land use rights, net	49,354	41,935	39,198	34,768	38,323
Plant and equipment, net	1,290,910	1,523,564	3,311,925	3,285,631	3,244,401
Total assets	1,540,078	2,290,506	4,384,276	4,586,633	4,541,292
Total current liabilities	263,655	325,430	723,871	896,038	677,362
Total long-term liabilities	405,432	479,961	544,462	622,497	817,710
Total liabilities	669,087	805,391	1,268,333	1,518,535	1,495,072
Minority Interest	—	—	—	38,782	38,800
Stockholders’ equity	$870,991	$1,485,115	$3,115,942	$3,029,316	$3,007,420

22    Semiconductor Manufacturing International Corporation Annual Report 2006

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands, except for percentages and operating data)
Cash Flow Data:
Net income (loss)	$(102,603)	$(66,145)	$96,203	$(114,775)	$(49,263)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	84,537	233,905	456,961	769,472	919,616
Net cash provided by (used in) operating activities	(48,802)	114,270	518,662	648,105	769,649
Purchases of plant and equipment	(761,704)	(453,097)	(1,838,773)	(872,519)	(882,580)
Net cash used in investing activities	(751,144)	(454,498)	(1,826,787)	(859,652)	(917,369)
Net cash provided by financing activities	712,925	693,497	1,469,764	190,364	(74,440)
Net increase (decrease) in cash and cash equivalents	$(87,056)	$353,412	$161,896	$(21,376)	$(222,177)
Other Financial Data:
Gross margin	–109.2%	1.7%	26.5%	5.7%	8.7%
Operating margin	–231.2%	–19.9%	9.1%	–7.4%	–0.9%
Net margin	–203.9%	–18.1%	9.9%	–9.8%	–3.0%
Operating Data:
Wafers shipped (in units):
Total(1)	82,486	476,451	943,463	1,347,302	1,614,888
ASP (in US$)(2):	610	768	1,033	869	907

(1)	Including logic, DRAM, copper interconnects and all other wafers.
(2)	Total sales/total wafers shipped.

Semiconductor Manufacturing International Corporation Annual Report 2006    23

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales increased by 25.1% from US$1,171.3 million for 2005 to US$1,465.3 million for 2006, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 19.9%, from 1,347,302 8-inch wafer equivalents to 1,614,888 8-inch wafer equivalents, between these two periods. The average selling price of the wafers the Company shipped increased by 4.4% from US$869 per wafer to US$907 per wafer. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 40.6% to 49.6% between these two periods.

Cost of sales and gross profit (loss)

The cost of sales increased by 21.1% from US$1,105.1 million for 2005 to US$1,338.2 million for 2006. This increase was primarily due to the significant increase in sales volume, depreciation expenses as the Company installed new equipment to increase its capacity, and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped and a product mix shift.

The Company had a gross profit of US$127.2 million for 2006 compared to a gross profit of US$66.2 million in 2005. Gross margins were 8.7% in 2006 compared to 5.7% in 2005. The increase in gross margins was primarily due to a higher blended ASP and a product mix shift.

Operating income, expenses and loss from operations

Operating expenses decreased by 8.0% from US$153.2 million for 2005 to US$141.0 million for 2006 primarily due to an increase in depreciation and amortization expense costs associated with research and development, and foreign exchange loss. Meanwhile, the Company incurred an income from sale of plant and equipments of US$43.1 million in 2006.

As a part of the settlement with TSMC, as described in “Note 11. – Acquired intangible assets, net” and “Note 25. – Litigation”, the amortization of acquired intangible assets increased from US$41.3 million for 2005 to US$51.2 million for 2006.

Research and development expenses increased by 19.4% from US$78.9 million for 2005 to US$94.2 million for 2006. This increase in research and development expenses resulted primarily from an increase in depreciation and amortization costs associated with research and development, 65nm research and development activities.

General and administrative expenses increased by 32.7% to US$47.4 million for 2006 from US$35.7 million for 2005, primarily due to an increase in bad debt, tax related expenses, and foreign exchange loss.

24    Semiconductor Manufacturing International Corporation Annual Report 2006

Selling and marketing expenses increased by 2.9% from US$17.7 million for 2005 to US$18.2 million for 2006, primarily due to an increase in sales and marketing personnel.

As a result, the Company’s loss from operations was US$13.9 million in 2006 compared to loss from operations of US$87.0 million in 2005. Operating margin was negative 0.9% and 7.4%, respectively, for these two years.

Other income (expenses)

Other expenses increased from US$26.3 million in 2005 to a US$56.1 million in 2006. This increase was primarily attributable to the increase in interest expense from US$38.8 million in 2005 to US$51.0 million in 2006, and the increase in foreign exchange loss from US$3.4 million in 2005 to US$21.9 million in 2006. This increase of the interest expense was primarily due to the increases in borrowing and the costs of borrowing.

Net income (loss)

Due to the factors described above, the Company had a net loss of US$44.1 million in 2006 compared to a net loss of US$114.8 million for 2005.

Bad debt provision

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made (reversed) in 2004, 2005, and 2006 amounted to US$1.0 million, US$(0.01) million, and US$3.0 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Deemed dividends on preference shares

As of December 2006 and 2005, the Company did not record any deemed dividends on preference shares.

Semiconductor Manufacturing International Corporation Annual Report 2006    25

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2006, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-2 years	3-5 years	After 5 years
	(consolidated) (in US$ thousands)
Short-term borrowings	$71,000	$71,000	$—	$—	$—
Long-term debt
Secured long-term loans	890,368	170,797	290,447	429,124	—
Operating lease obligations(1)	3,460	377	163	214	2,706
Purchase obligations(2)	611,543	611,543	—	—	—
Investment commitments(3)	29,260	29,260
Other long-term obligations(4)	146,500	43,000	40,000	63,500	—
Total contractual obligations	$1,752,073	$925,954	$330,604	$492,809	$2,706

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.
(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.
(3)	Represents commitments to invest in certain joint venture projects.
(4)	Includes the settlement with TSMC for an aggregate of US$175 million payable in installments over six years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2006, the Company’s outstanding long-term liabilities primarily consisted of US$890.37 million in secured bank loans, which are repayable in installments commencing in May 2006, with the last payment in November 2010.

2001 Loan Facility (SMIC Shanghai)

In December 2001, the Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranges from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. The interest expense incurred in 2006, 2005, and 2004 was US$6.6 million, US$16.5 million, and US$14.0 million, respectively, of which US$0.8 million, US$3.6 million, and US$6.4 million was capitalized as additions to assets under construction in 2006, 2005, and 2004, respectively.

26    Semiconductor Manufacturing International Corporation Annual Report 2006

As part of the same long-term loan arrangements, SMIC Shanghai had a RMB denominated line of credit of RMB396,960,000 (approximately US$48.0 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIC Shanghai had fully drawn on this line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9,593,289.

The interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005 and 2004 was US$1.6 million and US$2.5 million, respectively, of which US$0.4 million and US$1.1 million was capitalized as additions to assets under construction in 2005 and 2004, respectively. As of December 31, 2006 and 2005, this facility was fully repaid.

These long-term loan agreements contained certain financial covenants which initially were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 and subsequently were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.

2004 Loan Facility (SMIC Shanghai)

In January 2004, SMIC Shanghai entered into the second phase USD denominated long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2005 and 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred in 2006, 2005 and 2004 was US$7.2 million, US$12.5 million and US$3.9 million, of which US$0.9 million, US$2.7 million and US$nil were capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.

In connection with the second phase long-term facility arrangement, SMIC Shanghai has a RMB denominated line of credit of RMB235,678,000 (US$28,476,030). As of December 31, 2004, SMIC Shanghai has no borrowings on this line of credit. In 2005, SMIC Shanghai fully utilized and then repaid in full prior to December 31, 2005. The interest expenses incurred in 2005 was US$0.03 million.

These long-term loan agreements contained certain financial covenants which were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.

Semiconductor Manufacturing International Corporation Annual Report 2006    27

2006 Loan Facility (SMIC Shanghai)

In June 2006, SMIC Shanghai entered into a new USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2006, SMIC Shanghai had drawn down US$393.0 million from this facility. The remaining facility amount is available for drawdown until December 2007. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2006, SMIC Shanghai had repaid US$23.6 million according to the repayment schedule and had early repaid US$95.0 million. The interest rate on the loan ranged from 6.46% to 6.72%. The interest expense incurred ended December 31, 2006 was US$13.5 million, of which US$1.6 million was capitalized as additions to assets under construction in 2006.

The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$1,889.1 million as of December 31, 2006. The registration of the mortgage was in process as of December 31, 2006.

The long term loan agreement entered into in June 2006 contains the following covenants:

Financial covenants for the Borrower including:

1.	Consolidated Tangible Net Worth of no less than US$1,200 million;

2.	Consolidated Total Borrowings to Consolidated Tangible Net Worth of:

(a)	no more than 60% for periods up to and including 31 December 2008; and

(b)	no more than 45% thereafter;

3.	Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x.

4.	Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

28    Semiconductor Manufacturing International Corporation Annual Report 2006

Financial covenants for the Guarantor including:

1.	Consolidated Tangible Net Worth of no less than US$2,300 million;

2.	Consolidated Net Borrowings to Consolidated Tangible Net Worth of:

(a)	no more than 50% for period up to and including June 30, 2009;

(b)	no more than 40% thereafter.

3.	Consolidated Net Borrowings to trailing four quarters EBITDA of:

(a)	no more than 1.50x for periods up to and including June 30, 2009;

(b)	no more than 1.30x thereafter.

SMIC Shanghai has met these covenants as of December 31, 2006.

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2006, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility in 2006 ranged from 6.26% to 7.17%. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred in 2006 and 2005 was US$28.5 million and US$4.0 million, of which US$0.5 million and US$0.9 million was capitalized as additions to assets under construction in 2006 and 2005, respectively.

The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,058.4 million as of December 31, 2006.

Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:

•

[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

•

(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafer per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

As of December 31, 2006, SMIC Beijing had a capacity of 25,000 12-inch wafers per month. SMIC Beijing has an exemption period from December 28, 2006 to June 30, 2007.

Semiconductor Manufacturing International Corporation Annual Report 2006    29

On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. As of December 31, 2006, SMIC Tianjin had drawdown EUR15.1 million and repaid the first two installments with an aggregated amount of EUR3.0 million. As of December 31, 2006, the remaining balance is EUR12.1 million, with the US dollar equivalent of US$15.9 million. The interest rate on the loan ranged from 3.41% to 3.95%. The interest expense incurred in 2006 was US$0.3 million of which US$0.07 million was capitalized additions to assets under construction in 2006.

The total outstanding balance of the facility is collateralized by SMIC Tianjin’s certain plant and equipment at the original cost of EUR 17.8 million as of December 31, 2006.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2006.

Short-term Credit Agreements

As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities up to US$474.0 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down US$71.0 million under these credit agreements and US$403.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2006 was US$8.5 million. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

The Company has accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under the Company’s 2001 employee stock option plans (the “Stock Option Plans”). At December 31, 2006, 2005, and 2004, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil, US$nil, and US$391,375, respectively. In 2005, the Company collected US$391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$4.8 million, US$7.6 million and US$7.5 million, net of government subsidies of US$22.3 million, US$4.0 million and US$nil in 2006, 2005 and 2004, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2006, 2005, and 2004, the Company recorded amortization expenses relating to the capitalized interest of US$4.7 million, US$3.3 million, and US$1.7 million, respectively.

30    Semiconductor Manufacturing International Corporation Annual Report 2006

Commitments

As of December 31, 2006, the Company had commitments of US$75.1 million for facilities construction obligations for the facility in Chengdu and the Beijing, Tianjin, and Shanghai fabs, and US$536.4 million to purchase machinery and equipment for the testing facility in Chengdu and the Beijing, Tianjin and Shanghai fabs. As of December 31, 2006, the Company had total commitments of US$29.26 million to invest in a certain joint venture project. The Company expects to complete the cash injection of this project in 2007.

Debt to Equity Ratio

As of December 31, 2006, the Company’s debt to equity ratio was 32% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with SFAS No. 133.

Cross Currency Swap Fluctuation Risk

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million. The company is primarily exposed to changes in exchange rate for the Euro.

To minimize the risk, the company entered into a cross currency swap contract with contract term fully matching the repayment schedule of the long-term loan to protect against the adverse effect that exchange rate fluctuations arising foreign-currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with SFAS No. 133

Semiconductor Manufacturing International Corporation Annual Report 2006    31

Outstanding Foreign Exchange Contracts

As of December 31, 2006, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$35.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2006, the fair value of foreign currency forward exchange contracts was approximately a loss of US$2.7 million, which is recorded in accrued expenses and other current liabilities. We had US$35.7 million of foreign currency exchange contracts outstanding as of December 31, 2006, all of which matured during the 2007.

The Company had US$245.6 million of foreign currency exchange contracts outstanding as December 31, 2005, all of which matured in 2006.

The Company had US$61 million of foreign currency exchange contracts outstanding as of December 31, 2004, all of which matured in 2005.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2006 Expected maturity date (in US$ thousands)
	2006	Fair Value
Forward Exchange Agreement
(Receive JPY/Pay US$)
Contract Amount	35,660	(2,694)

(Receive Euro/Pay US$)
Contract Amount	0	0

(Receive US$/Pay Rmb)
Contract Amount	0	0

Total Contract Amount	35,660	(2,694)

Outstanding Cross Currency Swap Contracts

As of December 31, 2006, the Company had outstanding cross currency swap contracts with notional amounts of US$15.9 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2006, the fair value of cross currency swap contracts was approximately a gain of US$0.3 million, which is recorded in other income and other current assets. We had US$15.9 million of cross currency swap contracts outstanding as of December 31, 2006, all of which will mature in 2010.

32    Semiconductor Manufacturing International Corporation Annual Report 2006

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2006. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR rate. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR rate. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2007	2008	2009	2010
		(Forecast)
	(in US$ thousands, except percentages)
Redeemable promissory notes
Average balance	77,602	49,342	22,032	—
Average interest rate	3.45%	3.45%	3.45%	—

US$ denominated
Average balance	707,610	421,150	134,690	—
Average interest rate	6.78%	6.62%	6.57%	—
Weighted average forward interest rate	6.78%	6.62%	6.57%	—
EUR denominated
Average balance	11,961	7,974	3,987	—
Average interest rate	4.33%	4.29%	4.29%	—
Weighted average forward interest rate	4.33%	4.29%	4.29%	—

Semiconductor Manufacturing International Corporation Annual Report 2006    33

Directors and Senior Management

Members of the Board who served during the year of 2006 were:

Yang Yuan Wang (Chairman of the Board and Independent Non-executive Director);

Richard Ru Gin Chang (Executive Director, President and Chief Executive Officer of the Company);

Lai Xing Cai (ex-Non-executive Director who resigned as of February 6, 2006);

Fang Yao (Non-executive Director);

Ta-Lin Hsu (Independent Non-executive Director);

Yen-Peng Jou (ex-Independent Non-executive Director who retired at the 2006 annual general meeting held on May 30, 2006 (“2006 AGM”));

Tsuyoshi Kawanishi (Independent Non-executive Director); Henry Shaw (Independent Non-executive Director);

Lip-Bu Tan (Independent Non-executive Director);

Albert Y. C. Yu (Independent Non-executive Director); and

Jiang Shang Zhou (Independent Non-executive Director).

Re-election of Class III Directors

Shareholders are invited to re-elect Class III Directors at the 2007 annual general meeting of the Company’s shareholders (the “2007 AGM”) to fill the vacancies available due to the retirements of the Directors mentioned below.

Three Class III Directors, Yang Yuan Wang, Tsuyoshi Kawanishi and Fang Yao, whose initial appointments as Directors took effect on September 25, 2001 (in respect of Yang Yuan Wang and Tsuyoshi Kawanishi who were re-appointed as Directors and designated as Class III Directors on March 18, 2004) and February 6, 2006 (in respect of Fang Yao who was re-appointed as Director and designated as Class III Director at the 2006 AGM), will retire from office at the 2007 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Prof. Wang, Mr. Kawanishi and Mr. Yao will offer himself for re-election as a Class III Director. If elected, each of Prof. Wang, Mr. Kawanishi and Mr. Yao would hold office until the 2010 annual general meeting of the Company.

Pursuant to the resolution passed at a Board meeting held on March 29, 2006, the Board increased the numbers of Directors from eight (8) to nine (9), such increase took effect on the date of the 2006 AGM held on May 30, 2006. Dr. Albert Y. C. Yu was elected and served as a Class I Director at the 2006 AGM to fill the vacancy available following such increase of number of Directors.

Details of the proposed candidates for re-election as Directors at the 2007 AGM are set out in the circular to the shareholders sent together with this annual report.

Alternate Directors

Upon the resignation of Lai Xing Cai as a Director on February 6, 2006, Fang Yao ceased being an alternate Director to Lai Xing Cai. On the same date, Fang Yao was appointed as a Director.

34    Semiconductor Manufacturing International Corporation Annual Report 2006

Board of Directors and Senior Management

Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2006, the Board consisted of nine (9) Directors.

The Company’s senior management is appointed by, and serve at the discretion of, the Board.

The following table sets forth the names of the Directors and the senior management of the Company, including its founder, as of the date of this annual report.

Name	Age	Position
Directors
Yang Yuan Wang	72	Chairman, Independent Non-executive Director
Richard Ru Gin Chang	59	Founder, President, Chief Executive Officer and Executive Director
Ta-Lin Hsu	64	Independent Non-executive Director
Jiang Shang Zhou	60	Independent Non-executive Director
Tsuyoshi Kawanishi	78	Independent Non-executive Director
Henry Shaw	53	Independent Non-executive Director
Lip-Bu Tan	48	Independent Non-executive Director
Albert Y. C. Yu	66	Independent Non-executive Director
Fang Yao	38	Non-executive Director

Senior Management
Morning Wu	50	Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant
Marco Mora	48	Chief Operating Officer
Toshiaki Ikoma	65	Chief Technology Officer
Akio Kawabata	61	Vice President, Marketing
Anne Wai Yui Chen	44	Company Secretary, Hong Kong Representative and Compliance Officer

Brief Biographical Details

Chairman of the Board, Independent Non-executive Director

Yang Yuan Wang is currently the Chairman and has been a Director since 2001. Professor Wang has more than 40 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing and SMIC Tianjin and is also the Chief Scientist of the Microelectronics Research Institute at Beijing University. He is a fellow of the Chinese Academy of Sciences, The Institute of Electrical and Electronics Engineers (USA), and The Institute of Electrical Engineers (UK).

Semiconductor Manufacturing International Corporation Annual Report 2006    35

Founder, President, Chief Executive Officer and Executive Director

Richard Ru Gin Chang founded the Company in April 2000 and is currently President, Chief Executive Officer and Executive Director. Dr. Chang is also a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, Semiconductor Manufacturing International (AT) Corporation, SMIC Solar Cell Corporation and Magnificent Tower Limited. Dr. Chang has over 28 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations of ten semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten “China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In February 2004, Dr. Chang received The Magnolia Silver Award, which is generally recognized as the highest award an individual may receive from the Shanghai Municipal Foreign Affairs Office. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and interchange and cooperation with foreign companies. In April 2005, Dr. Chang received The International Scientific and Technological Cooperation Award of The People’s Republic of China. In November 2005, Dr. Chang received the Award of 2005 China IT Person of the Year and in February 2006 and March 2007, he received the 2004-2005 China Semiconductor Industry Leadership Award.

Non-executive Director

Fang Yao was an alternate Director to Lai Xing Cai, a Director, from July 2004 until February 6, 2006, at which time Mr. Cai resigned as a Director and Mr. Yao ceased to be an alternate Director. On the same date, Mr. Yao was appointed as a Director. Mr. Yao is an executive director of Shanghai Industrial Holdings Limited (“SIHL”). Mr. Yao also serves as a director and general manager of Shanghai Industrial Pharmaceutical Investment Co., Ltd. chairman of Guangdong Techpool Bio-Pharma Co., Ltd. and Shanghai Sunway Biotech Co., Ltd., vice chairman of Bright Dairy and Food Co., Ltd. and Shenzhen KangTai Biological Products Co., Ltd. and a director of Microport Medical (Shanghai) Co., Ltd., XiaMen Traditional Chinese Medicine Co., Ltd. and Shanghai Industrial Development Co., Ltd. He graduated from Chinese University of Hong Kong with a master’s degree in Business Administration and has over 10 years experience in money and capital markets.

36    Semiconductor Manufacturing International Corporation Annual Report 2006

Independent Non-executive Directors

Ta-Lin Hsu has been a Director since 2001 and is a director of SMIC Beijing. Dr. Hsu is the founder and chairman of H&Q Asia Pacific. Prior to founding H&Q Asia Pacific in 1986, Dr. Hsu was a general partner at Hambrecht & Quist and held the position of senior manager in the Corporate Research Division of IBM. Dr. Hsu has served on the boards of a number of public and private companies, and he currently serves on the board of trustees of the Asia Foundation and as a member of the Council of Foreign Relations. Dr. Hsu received his PhD in Electrical Engineering from the University of California at Berkeley and his undergraduate degree in Physics from National Taiwan University. Dr. Hsu is a member of the Advisory Board of the Haas School of Business at the University of California at Berkeley.

Tsuyoshi Kawanishi has been a Director since 2001 and is also the chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi currently serves on the board of directors of Asyst Technologies, Inc., FTD Technology Pte. Ltd. and T.C.S. Japan, and acts as an advisor to Accenture Ltd., Kinetic Holdings Corporation and a number of private companies. Mr. Kawanishi is also the chairman of the Society of Semiconductor Industry Seniors in Japan and the Chairman of the SIP Consortium of Japan.

Henry Shaw has been a Director since 2001. Mr. Shaw is currently the senior partner of AsiaVest Partners TCW/YFY Ltd. Prior to joining AsiaVest Partners, Mr. Shaw was a vice president at Transpac Capital Pte. Ltd. and founded and served as chief financial officer of Mosel Vitelic Inc. Mr. Shaw serves on the board of directors of United Test and Assembly Center. Mr. Shaw received a master’s degree in Business Administration from National Cheng-Chi University in Taiwan.

Lip-Bu Tan has been a Director since 2002 and is a director of SMIC Tianjin. Mr. Tan is the founder and chairman of Walden International, a venture capital firm. Mr. Tan currently serves on the board of directors of Cadence Design Systems, Inc., Creative Technology Ltd., Flextronics International Ltd., Integrated Silicon Solution, Inc. and SINA Corporation, as well as a number of private companies. Mr. Tan received a master’s degree in Nuclear Engineering from the Massachusetts Institute of Technology and a master’s degree in Business Administration from the University of San Francisco.

Jiang Shang Zhou has been a Director since 2006. Mr. Jiang is currently a committee member of the Shanghai Committee of Chinese People’s Political Consultative Conference, officer of and director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Mr. Jiang received his master’s degree from Tsing Hua University in telecommunications and his doctorate degree from

Semiconductor Manufacturing International Corporation Annual Report 2006    37

Albert Y. C. Yu has been a Director since 2006. Dr. Yu is chairman of OneAngstrom LLC, and has been active in investing and mentoring high technology companies. Dr. Yu retired from Intel Corporation (“Intel”) in late

2002, after almost thirty years with Intel. He had been senior vice president, member of the corporate management committee and general manager of Intel’s business including microprocessors, chipsets and software for over sixteen years. Under his leadership, Intel’s microprocessors from 386™ to the Pentium 4 and Pentium M Processors have become the highest volume microchips that power the computers and the Internet and propelled Intel to be the largest semiconductor company in the world. He was also in charge of Intel’s corporate strategy that led to its entry into the optoelectronics business and its extensive international expansions. Dr. Yu serves on the boards of a number of high technology companies, venture capital firms and non-profit organizations. In February 2006, he received the “Distinguished Life Time Achievement Award” from CIE-USA, in recognition of his leadership of Intel’s microprocessor business. Dr. Yu has published two books: “Insider’s View of Intel” (1995) and “Creating the Digital Future” (1998). Prior to Intel, Dr. Yu was with Fairchild R&D Lab, where he conducted research and development of solid-state devices and circuits. Dr. Yu received his bachelor’s degree from California Institute of Technology and his master’s and doctorate degrees from Stanford University, all in electrical engineering.

Senior Management

Morning Wu joined the Company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant of the Company as of March 28, 2005. Ms. Wu has over 26 years of experience in the investment and finance field. Prior to joining the Company, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a licence for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.

Marco Mora joined the Company in 2000 as Vice President of Operations and was named the Chief Operating Officer in November 2003. Mr. Mora has more than 21 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Mora held management positions with STMicroelectronics N.V., Texas Instruments Italia S.p.A, Micron Technology Italia S.p.A and WSMC. Mr. Mora received a master’s degree in Physics from the University of Milan.

38    Semiconductor Manufacturing International Corporation Annual Report 2006

Toshiaki Ikoma joined the Company as Chief Technology Officer in January 2004. Dr. Ikoma has extensive semiconductor experience in both academia and industry. Dr. Ikoma was the president of Texas Instruments Japan, Inc. for five years and, prior to that position, served as a professor of Electronics at the Institute of Industrial Science at the University of Tokyo from 1968 to 1994. Prior to joining the Company, he was a professor of Technology Management at the Graduate School of International Corporate Strategy of Hitotsubashi University, Tokyo, beginning in 2002. Dr. Ikoma received a PhD in Electronics from the University of Tokyo.

Akio Kawabata joined the Company in 2002 and is currently the Vice President of Marketing. Mr. Kawabata has over 33 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Kawabata held various management positions with Toshiba Corporation, including general manager of Toshiba’s International Division, president of Toshiba Electronics Europe GmbH and managing director of Toshiba Asia Pacific. Mr. Kawabata received a master’s degree in Electrical Engineering from Stanford University.

Company Secretary

Anne Wai Yui Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and had served as the president from 2000 to 2002 and is currently a council member of the Hong Kong Federation of Women Lawyers. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987.

Semiconductor Manufacturing International Corporation Annual Report 2006    39

Report of the Directors

Subsidiaries

Except as otherwise listed below, the Company owns 100% of the issued and outstanding share capital of its subsidiaries. As of December 31, 2006, these subsidiaries are as follows:

1.

Semiconductor Manufacturing International (Shanghai) Corporation*

(“SMIC Shanghai”)

Principal country of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$5,200,000,000

Registered capital: US$1,740,000,000

Equity holder: the Company (100%)

2.	Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”)

Principal country of operation: Beijing, PRC

Place of incorporation: Beijing, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$3,000,000,000

Registered capital: US$1,000,000,000

Equity holder: the Company (100%)

3.

Semiconductor Manufacturing International (Tianjin) Corporation* (“SMIC Tianjin”)

Principal country of operation: Tianjin, PRC

Place of incorporation: Tianjin, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000,000

Registered capital: US$690,000,000

Equity holder: the Company (100%)

4.	Semiconductor Manufacturing International (Chengdu) Corporation (“SMIC Chengdu”)

Principal country of operation: Chengdu, PRC

Place of incorporation: Chengdu, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$175,000,000

Registered capital: US$60,000,000

Equity holder: the Company (56.7%, indirectly through Semiconductor Manufacturing International (AT) Corporation)

*	For identification purposes only

40    Semiconductor Manufacturing International Corporation Annual Report 2006

5.

SMIC Japan Corporation*

Principal country of operation: Japan

Place of incorporation: Japan

Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000

Equity holder: the Company (100%)

6.	SMIC, Americas

Principal country of operation: U.S.A.

Place of incorporation: California, US

Registered capital: No registered capital, authorized to issue 50,000,000 shares of common stock

Equity holder: the Company (100%)

7.	Better Way Enterprises Limited

Principal country of operatiion: Samoa

Place of incorporation: Samoa

Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00

Issued share capital: US$1.00

Equity holder: the Company (100%)

8.	SMIC Europe S.R.L.

Principal country of operation: Agrate Brianza (Milan), Italy

Place of incorporation: Agrate Brianza (Milan), Italy

Registered capital: Euros100,000

Equity holder: the Company (100%)

9.	Garrison Consultants Limited

Principal Country of operation: Samoa

Place of incorporation: Samoa

Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00

Issued share capital: US$1.00

Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

10.	Semiconductor Manufacturing International (AT) Corporation

Principal Country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$1,900,000 divided into 100,000,000 ordinary shares of US$0.01 each and 90,000,000 Series A preference shares of US$0.01 each

Equity holder: the Company (56.7%)

11.	Semiconductor Manufacturing International (Solar Cell) Corporation

Principal Country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$11,000

Equity holder: the Company (100%)

*	For identification purposes only

Semiconductor Manufacturing International Corporation Annual Report 2006    41

12.

SMIC Energy Technology (Shanghai) Corporation*

Principal country of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$14,090,000

Registered capital: US$6,000,000

Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International

    (Solar Cell) Corporation)

13.	SMIC Commercial Shanghai Limited Company

(formerly known as “SMIC Consulting Corporation”)

Principal country of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000

Registered capital: US$800,000

Equity holder: the Company (100%)

14.

SMIC (Chengdu) Development Corporation*

Principal country of operation: Chengdu, PRC

Place of incorporation: Chengdu, PRC

Legal entity: Wholly foreign-owned enterprise

Total Investment: US$12,500,000

Registered capital: US$5,000,000

Equity holder: the Company (100%)

15.	Magnificent Tower Limited

Principal Country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$50,000

Issued share capital: US$1.00

Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

*	For identification purposes only

42    Semiconductor Manufacturing International Corporation Annual Report 2006

Share Capital

During the year ended December 31, 2006, the Company issued 95,707,982 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and 37,036,614 ordinary shares to certain of eligible participants pursuant to the 2004 equity incentive plan of the Company (the “EIP”).

During the year ended December 31, 2006, the Company repurchased 1,669,000 ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”).

Number of Ordinary Shares Outstanding
Outstanding Share Capital as at December 31, 2006	18,432,756,463

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1,2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Semiconductor Manufacturing International Corporation Annual Report 2006    43

Vesting Dates	Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of eligible participants prior to vesting)
2007
1-Jan	9,961,250
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	20,000
29-Apr	50,000
30-May	250,000
1-Jul	21,097,696
1-Aug	520,000
1-Sep	14,520,800
13-Sep	500,000
16-Sep	75,000
1-Oct	950,000
16-Oct	97,216

2008
1-Jan	10,048,750
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	40,000
29-Apr	100,000
30-May	250,000
1-Jul	21,097,696
1-Aug	540,000
1-Sep	14,520,800
13-Sep	290,000
16-Sep	75,000
1-Oct	950,000
16-Oct	84,716

44    Semiconductor Manufacturing International Corporation Annual Report 2006

Vesting Dates	Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of eligible participants prior to vesting)
2009
1-Jan	10,048,750
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	140,000
29-Apr	350,000
1-Jul	598,771
1-Aug	640,000
1-Sep	14,520,800
13-Sep	330,000
16-Sep	75,000
1-Oct	950,000
16-Oct	84,716

2010
1-Jan	9,811,250
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
1-Jul	200,000
1-Sep	945,562
13-Sep	280,000
16-Sep	75,000
1-Oct	950,000
16-Oct	72,216

2011
1-Jan	87,500

Semiconductor Manufacturing International Corporation Annual Report 2006    45

Repurchase, Sale or Redemption of Securities

Other than repurchases by the Company of ordinary shares from employees pursuant to the terms of the 2001 Preference Share Plans, as disclosed in the paragraph (Share Capital) above, the Company has not repurchased, sold or redeemed any additional ordinary shares in 2006.

The number of shares that the Company repurchased on a monthly basis in 2006, pursuant to the terms of the Stock Options Plans, is set forth below.

Month	Number of Ordinary Shares Repurchased	Highest Repurchase Price Per Share	Lowest Repurchase Price Per Share	Aggregate Price Paid
		(in HK$)	(in HK$)	(in HK$)
January	0	—	—	—
February	671,500	0.8657	0.1169	195,590.60
March	0	—	—	—
April	630,000	0.8657	0.0390	82,439
May	0	—	—	—
June	0	—	—	—
July	162,500	0.8657	0.0390	113,679
August	0	—	—	—
September	0	—	—	—
October	205,000	0.8657	0.0390	61,730.50
November	0	—	—	—
December	0	—	—	—

Public Float

As of April 23, 2007, being the latest practicable date prior to the printing of this annual report, the public (as defined in the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”)) holds more than 25% of the Company’s total issued share capital.

Debt to Equity Ratio

As of December 31, 2006, the Company’s debt to equity ratio was 32% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

46    Semiconductor Manufacturing International Corporation Annual Report 2006

Dividends and Dividend Policy

At the end of 2006, the Company’s accumulated deficit increased to US$288.8 million from an accumulated deficit of US$244.7 million at the end of 2005. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

•	the Company’s results of operations and cash flow;

•	the Company’s future prospects;

•	the Company’s capital requirements and surplus;

•	the Company’s financial condition;

•	general business conditions;

•	contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•	other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to the statutory common reserve funds;

•	allocation to staff and workers’ bonus and welfare funds; and

•	allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

Semiconductor Manufacturing International Corporation Annual Report 2006    47

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Contracts of Significance

There were no contracts of significance during the year in which any of the Directors were materially interested.

Major Suppliers and Customers

In 2006, the Company’s largest and five largest raw materials suppliers accounted for approximately 14.7% and 46.1%, respectively, of the Company’s overall raw materials purchases. Having made reasonable enquiries, none of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

For 2006, the Company’s largest and five largest customers accounted for approximately 29.8% and 61.4%, of the Company’s total overall sales. The Company’s Chief Executive Officer, Richard Ru Gin Chang, and his wife together hold shareholding interests of less than 0.1% in one of the Company’s five largest customers in 2006, Texas Instruments Incorporated. Having made reasonable enquiries, none of the other Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers in 2006.

Pre-emptive Rights

The Company confirms that no pre-emptive rights exist in the law of the Cayman Islands.

48    Semiconductor Manufacturing International Corporation Annual Report 2006

Director’s Interests

As at December 31, 2006, the interests or short positions of the Directors in the ordinary shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Board Member	Nature of Interest	Number of Shares	Percentage of Aggregate Interests to Total Issued Share Capital
Richard Ru Gin Chang	Personal Interest(1)	35,579,550
	Personal Interest(2)(6)	17,600,000
	Corporate Interest(3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000
Total		94,169,550	*

Ta-Lin Hsu	Corporate Interest(4)	15,300,010
	Personal Interest(5)(6)	1,000,000
Total		16,300,010	*

Tsuyoshi Kawanishi	Personal Interest(5)(6)	1,000,000
	Personal Interest(7)	1,500,000
Total		2,500,000	*

Henry Shaw	Personal Interest(5)(6)	1,000,000	*
Lip-Bu Tan	Personal Interest(5)(6)	1,000,000	*
Yang Yuan Wang	Personal Interest(5)(6)	1,000,000	*
Albert Y. C. Yu	Personal Interest	1,350,000	*
	Personal Interest(6)(8)	1,000,000	*
Total		2,350,000	*

Notes:

*	Indicates less than 1%.

Semiconductor Manufacturing International Corporation Annual Report 2006    49

Notes:

(1)	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such ordinary shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such ordinary shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

(2)	The Compensation Committee has granted Dr. Chang options to purchase an aggregate of 15,100,000 ordinary shares if fully exercised, and an award of 2,000,000 RSUs (each representing the right to receive one ordinary share). As of December 31, 2006, none of these options have been exercised and 50% of the RSUs have vested.

(3)	These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

(4)	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 ordinary shares.

(5)	Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As of December 31, 2006, these options have not been exercised. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and cancelled on September 27, 2006.

(6)	Each Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options will be vested as to 50% on May 30, 2007 and as to 50% on May 30, 2008 and both options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2006, these options have not been exercised. Fang Yao and Jiang Shang Zhou have declined such option.

(7)	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. As of December 31, 2006, these options have not been exercised.

(8)	On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007.

Directors’ Service Contracts

No Director proposed for re-election at the forthcoming AGM has or proposes to have a service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

50    Semiconductor Manufacturing International Corporation Annual Report 2006

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5 percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as at December 31, 2006 as recorded in the register kept by the Company under section 336 of the SFO.

Name of Shareholder	Number of Shares Held	Percentage Held
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	735,396,008 (long position)(1)	3.99% (long position)
	137,567,460 (long position)(2)	0.75% (long position)
	52,407,000 (long position)(3)	0.28% (long position)
	1,814,991,340 (long position)(4)	9.85% (long position)
	23,700,000 (long position)(5)	0.13% (long position)

Total:	2,764,061,808 (long position)	15% (long position)

Notes:

(1)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.
(2)	All such ordinary shares are held by SIIC CM Development Funds Limited which is a wholly-owned subsidiary of SIIC CM Development Limited, which is in turn wholly-owned by SIIC.
(3)	All such ordinary shares are held by SIIC Asset Management Co. Ltd. which is a wholly-owned subsidiary of SIIC Finance Co. Ltd. (“SFCL”). SFCL is wholly-owned by SF Finance (BVI) Co. Ltd. which is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Co. Ltd. (“SIF”) and SIF is a wholly-owned by Shanghai Industrial Financial Holdings Ltd. (“SIFHL”). SIFHL is a wholly-owned subsidiary of SIIC.
(4)	All such ordinary shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which are holding SIHL’s shares through its wholly-owned subsidiaries namely, SIIC CM Development Limited, SIIC Capital (B.V.I.) Limited and Shanghai Investment Holdings Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Director as of December 31, 2006, Fang Yao, is executive director of SIHL. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIHL are maintained by the board of directors of SIHL.
(5)	All such ordinary shares are held by SIHL Treasury Limited which is a wholly-owned subsidiary of SIHL.

Semiconductor Manufacturing International Corporation Annual Report 2006    51

Emoluments to the Directors

The chart below sets forth the emoluments to each of our Directors, including Richard Ru Gin Chang, our President, Chief Executive Officer and Executive Director, in 2006, 2005 and 2004.

	Richard Ru Gin Chang	Tsuyoshi Kawanishi	Yang Yuan Wang	Ta-Lin Hsu	Lip-Bu Tan	Henry Shaw	Fang Yao	Albert Y. C. Yu	Jiang Shang Zhou	Lai Xing Cai	Yen Pong Jou	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
2006
Salaries and other benefits	$192,727	$—	$—	$—	$—	$—	$—		$—	$—	$—	$192,727
Stock Option Benefits (including Restricted Share Units, if any)**	$156,241	$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$—	$—	$258,738

Total	$348,968	$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$—	$—	$451,465

2005
Salaries and other benefits	$190,724	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$190,724
Stock Option Benefits (including Restricted Share Units, if any)*	$97,664	$49,026	$8,608	$8,608	$8,608	$8,608	$—	$—	$—	$—	$8,608	$189,730

Total	$288,388	$49,026	$8,608	$8,608	$8,608	$8,608	$—	$—	$—	$—	$8,608	$380,454

2004
Salaries and other benefits	$190,343	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$190,343
Stock Option Benefits(including Restricted Share Units, if any)**	$—	$221,464	$—	$—	$—	$—	$—	$—	$—	$—	$—	$221,464

Total	$190,343	$221,464	$—	$—	$—	$—	$—	$—	$—	$—	$—	$411,807

*	For a description of any options granted and exercised in 2006, please see the summary of grants of options as set forth under “Outstanding Share Options” in this annual report.

On September 29, 2006, the Board granted to each Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options will be vested as to 50% on May 30, 2007 and as to 50% on May 30, 2008 and will expire as to 50% on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board and as to 50% on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. Mr. Fang Yao and Mr. Jiang Shang Zhou have declined such option.

On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007.

52    Semiconductor Manufacturing International Corporation Annual Report 2006

In 2005, the Board did not grant options to any Non-executive Director and independent Non-executive Director as compensation for their service on the Board. On May 11, 2005, the Board granted Dr. Richard Ru Gin Chang 2,000,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 25% per year starting from July 1, 2005. 25% of such Restricted Share Units were vested on each of July 1, 2005 and July 1, 2006 and 500,000 ordinary shares were issued pursuant to such vesting of Restricted Share Units on each of November 9, 2005 and August 3, 2006.

On November 10, 2004, the Board granted to each independent Non-executive Director and Non-executive Director, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As of December, 31, 2006, these options have not been exercised. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and cancelled on September 27, 2006.

Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Company for the year ended December 31, 2006 and 2005, included Richard Ru Gin Chang, the Company’s President, Chief Executive Officer and an Executive Director, whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four individuals during the year are as follows:

	2006	2005
	(in US $)	(in US $)
Salaries, Housing Allowances, Other Allowances, and Benefits in Kind	$673,274	$513,570
Discretionary Bonuses	$271,313	$92,455
Stock option benefits*	$424,769	$325,889
Amounts paid to induce member to join Board	—	—

*	for a description of any options exercised in 2006, please see the summary of grants of options as set forth under “Outstanding Share Options” in this section of the annual report

Semiconductor Manufacturing International Corporation Annual Report 2006    53

The five individuals whose emoluments were the highest in the Company for 2006 and 2005 may not be the same.

Emoluments (in HK$)	Number of Individuals
	2006	2005
$1,000,000–$ 1,500,000	—	—
$1,500,001–$ 2,000,000	3	3
$2,000,001–$ 2,500,000	1	1
$2,500,001–$ 4,500,000	1	—
$4,500,001–$ 5,000,000	—	—

Remuneration Policy

The Company’s employees are compensated using cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by grants of options, to purchase ordinary shares under the Stock Option Plan. The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is consistent with the compensation received by Board members in other similar publicly-traded companies.

Pursuant to an incentive program involving the offering for sale of housing constructed by the Company to the Directors, employees and certain service providers, the Company sold one property to each of Richard Ru Gin Chang, the Company’s President, Chief Executive Officer and an Executive Director, and one to each of the Company’s other five highest paid employees, at the same price as that at which other properties of the same type have been sold by the Company under the program.

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan equivalent to 20.0%–22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6%–8% of their basic salary. The employer’s contribution of such an arrangement is approximately US$5.3 million, US$4.1 million and US$2.5 million for the years ended December 31, 2006, 2005 and 2004 respectively. The retirement benefits do not apply to expatriate employees.

54    Semiconductor Manufacturing International Corporation Annual Report 2006

Auditors

The retiring auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the AGM to reappoint them as the auditors of the Company and to authorize the audit committee of the Company (the “Audit Committee”) to fix their remuneration.

Connected Transactions

Article 156 of the Company’s Articles provides (amongst others) that the Company may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company’s request as a director, officer, employee or agent of the Company at another entity, subject to certain limitations and applicable conditions.

The Company recognizes the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks.

The Company desires to attract and retain the services of highly qualified individuals to serve the Company and, in part, in order to induce such individuals to continue to provide services to the Company, the Company wishes to provide for the indemnification and advancing of expenses of its directors as permitted by law and the Listing Rules.

Original Indemnification Agreements

On or around March 18, 2004, upon completion of the Global Offering, the Company entered into identical indemnification agreements with each director whose appointment as director took effect immediately up on the Global Offering (the “Global Offering Directors”), whereby the Company agreed to (inter alia) indemnify its Global Offering Directors in respect of liability arising from their capacity as Directors of the Company (collectively, the “Original Indemnification Agreements”).

Pursuant to the Original Indemnification Agreements, the Company was obliged to indemnify each Global Offering Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim”) by reason of or arising out of any event or occurrence relating to the fact that he is or was Director of the Company, or any of its subsidiaries, or is or was serving as the Company’s request at another incorporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event”). The Company’s obligation to indemnify its Global Offering Directors pursuant to the Original Indemnification Agreements was subject to certain exceptions and limitations set out therein.

New Indemnification Agreements

At the annual general meeting of the Company’s shareholders on May 6, 2005 (the “2005 AGM”), the Company’s shareholders, other than the Directors, chief executive officers of the Company and their respective Associates (as defined in the Listing Rules) approved an amendment to the form of the Original Indemnification Agreements (the “New Indemnification Agreement”).

Semiconductor Manufacturing International Corporation Annual Report 2006    55

The New Indemnification Agreement reflects the new requirements under Rules 14A.35 of the Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules). The New Indemnification Agreements executed by each of the Directors superseded the Original Indemnification Agreements which the Company had previously entered into with any existing directors. The terms of the New Indemnification Agreements are the same as the Original Indemnification Agreements, except that the New Indemnification Agreements are subject to a term of three years and an Annual Cap (as defined and described below).

The annual cap in relation to the New Indemnification Agreements will not exceed a maximum aggregate annual value as disclosed in the Company’s previous announcement (the “Current Limit”). In the event that the Current Limit is increased, the Company will make a further announcement and seek independent shareholders’ approval of the new maximum aggregate annual value of the New Indemnification Agreements.

The New Indemnification Agreement became effective upon execution by each Director. The New Indemnification Agreements will continue in effect with respect to Applicable Claims relating to Indemnifiable Events regardless of whether the relevant Director continues to serve as a Director or to serve at any other enterprise at its request.

For the year ended December 31, 2006, no payment was made to any Director under the New Indemnification Agreements.

The Independent Non-executive Directors have reviewed the above continuing connected transactions and confirm that these transactions have been entered into:

(a)	in the ordinary and usual course of business of the Company;

(b)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to or from independent third parties; and

(c)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Company’s shareholders as a whole.

56    Semiconductor Manufacturing International Corporation Annual Report 2006

The Company’s external auditors performed agreed-upon procedures in accordance with the Hong Kong Standard on Related Services 4400 “Engagements to Perform Agreed-Upon Procedures Regarding Financial Information” issued by the Hong Kong Institute of Certified Public Accountants and rendered a report to the Board of Directors that in relation to the New Indemnification Agreements:

(i)	the continuing connected transactions have received the approval of the Board:

(ii)	the continuing connected transactions were approved by the shareholders of the Company on May 6, 2005; and

(iii)	certain members of the senior management of the Company represented to them that no payment was made by the Company to its Directors under any New Indemnification Agreements for the period from January 1, 2006 to December 31, 2006.

Employees

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	2003	2004	2005	2006
Managers	338	570	679	871
Professionals(1)	961	3,109	3,648	3,790
Technicians	2,746	3,389	4,127	4,804
Clerical staff	398	572	642	583
Total(2)	4,443	7,640	9,096	10,048

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.
(2)	Includes 38, 14, 283, and 275 temporary and part-time employees in 2003, 2004, 2005, and 2006 respectively.

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The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Location of Facility	2003	2004	2005	2006
Shanghai	4,033	5,481	6,232	6,400
Beijing	341	1,026	1,534	1,827
Tianjin	49	1,107	1,034	1,073
Chengdu	—	—	261	715
United States	13	16	18	16
Europe	4	5	7	7
Japan	3	3	6	7
Hong Kong	—	2	4	3
Total	4,443	7,640	9,096	10,048

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2006, 1,127 and 124 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 2,990 of the Company’s employees possessed a bachelor’s degree. The Company’s engineers received an average of 40 hours of continuing training per person in 2006.

The Company has also entered into agreements with Shanghai University to offer a bachelor’s degree program and Shanghai’s Fudan University and Jiaotong University to offer graduate degree programs for its technicians. These employees can earn these degrees in either Microelectronics or solid-state circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, the Company’s employees have the opportunity to earn additional merit- based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

58    Semiconductor Manufacturing International Corporation Annual Report 2006

Share Option Schemes

The Company’s shareholders adopted the Stock Option Plan, the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.

Stock Option Plan

The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.

Summary of the terms of the Stock Option Plan

(a)	Purpose of the Stock Option Plan

The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means, on and after the Global Offering, of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)	Who may join

The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non Employee Director”).

(c)	Stock Options

Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plans, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase

Semiconductor Manufacturing International Corporation Annual Report 2006    59

agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Stock Option Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the SOP

The Compensation Committee shall be responsible for the administration of the SOP. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obliged to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Articles.

The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the SOP. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)	Exercise Price

The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.

60    Semiconductor Manufacturing International Corporation Annual Report 2006

(f)	Limit of the Stock Option Plan

The number of ordinary shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten percent of the issued and outstanding ordinary shares immediately following the closing of the Global Offering (i.e., 1,694,186,849 ordinary shares of the Company, which represents approximately 9% of the total issued shares of the Company as at April 23, 2007).

The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase right granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.

(g)	Individual Limit

The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the SOP, the relevant Award Document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i)	Director Options

Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

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(j)	Termination or lapse of Option

A Stock Option shall terminate or lapse automatically on:

(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Participant’s employment or service with the Company for a reason set out in sub-paragraph (l) below;

(iii)	save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)	Rights are personal to Participant

A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)	Termination of employment or service

If a Participant’s employment or service with the Company is terminated for the following reasons:

(i)	the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

(ii)	any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii)	any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company, then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

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The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company

The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the SOP) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the SOP. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the Stock Option Plan

The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.

(p)	Amendments and Termination

The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan is deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the HKSE.

If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.

(q)	Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

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(r)	Cancellation of Stock Options

Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

(s)	Ranking of Ordinary Shares

The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the Articles for the time being in force and will rank pari passu with the Plan Shares in issue on the date of such allotment.

Employee Stock Purchase Plan

The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.

Summary of the terms of the ESPP

(a)	Purposes of the ESPP

The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)	Who may join

Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of each Offering Period (the “Purchase Date”).

(c)	Administration of the ESPP

The Compensation Committee shall be responsible for the administration of the ESPP. Its responsibility includes determining the maximum amount that any Employee may contribute to his or her account under the ESPP during any calendar year; determining the starting and ending dates of each Offering Period; changing the Offering Periods, limiting the frequency and/or number of changes in the amount withheld during an Offering Period, permitting payroll withholding in excess of the amounts designated by a participant (“Participant”) of the ESPP in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, and ensuring that amounts applied towards the purchase of the Plan Shares for each Participant properly correspond with amounts withheld from the Participant’s compensation.

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Any determination by the Compensation Committee in relation to the carrying out and administering of the ESPP shall be final and binding. The Compensation Committee may delegate some or all of its authority under the ESPP to an Administrator. Any actions undertaken by the Administrator in accordance with the Compensation Committee’s delegation of authority shall have the same force and effect as if undertaken directly by the Compensation Committee. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided by the Company’s by-laws as they may be amended from time to time.

(d)	Offering Period

The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. No Offering Period shall commence until the closing of an initial Public Offering (as defined in the ESPP). The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(e)	Employees’ Contributions under the ESPP

All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i)	six months after the effective date of any such decrease; and

(ii)	the end of the relevant Offering Period.

In addition, a Participant who has elected such a decrease in rate of Contribution may, prior to the end of the relevant Offering Period, make one or more supplemental Contributions into his or her account. The aggregate of the supplemental Contributions shall not exceed, in the aggregate, the total Contributions the Participant would have made for that Offering Period had the original rate of Contribution remained in effect throughout the entire Offering Period and the Participant’s actual Contributions.

A Participant may change his or her rate of Contribution by filing the requisite documents with the Company. The change in amount shall be effective as at the beginning of the next payroll period following the date of filing of the requisite documents, provided the Participant filed the documents at least five business days prior to the beginning of the next payroll period. Should the Participant fail to file within five business days prior to the beginning of the next payroll period, the change in amount shall be effective as of the beginning of the next succeeding payroll period.

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(f)	Grant of Purchase Right

Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i)	dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii)	subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(g)	Exercise of Purchase Right

Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase ADSs and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase ordinary shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

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(h)	Limit of the ESPP

The number of ordinary shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten percent of the issued and outstanding ordinary shares immediately following the closing of the Global Offering (i.e., 1,694,186,849 ordinary shares of the Company, which represents approximately 9% of the total issued shares of the Company as at April 23, 2007).

The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares in issuance from time to time.

No Employee shall be granted a Purchase Right pursuant to the terms of the ESPP if:

(i)	immediately after the grant, such Employee would own capital stock of the Company and/or hold outstanding Purchase Right to purchase stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any of its subsidiaries;

(ii)	such Purchase Right would permit the Employees’ rights to purchase ADSs under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate that exceeds US$25,000 of the Fair Market Value of such ADSs or such lower amount as the Compensation Committee may determine for each calendar year in which such Purchase Right is outstanding at any time; and

(iii)	such Purchase Right would permit the Employee’s rights to purchase ADSs under all employee purchase plans or option plans of the Company granted to him or her in any twelve-month period to exceed one percent of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(i)	Purchase Rights are personal to the Participants

During his or her lifetime, a Participant’s Purchase Right shall be exercised by him or her only. Neither contributions credited to a Participant’s account under the ESPP nor any rights with regard to the exercise of a Purchase Right to receive Plan Shares under the ESPP may be assigned, transferred, pledged or otherwise disposed in any way by any Participant.

(j)	Designation of Beneficiary

A Participant may designate a beneficiary to receive any ADSs and cash, if any, from his or her account under the ESPP in the event of the Participant’s death. If a Participant is married and the designated beneficiary is not the spouse, the Company may determine that spousal consent shall be required for such designation to be effective.

A Participant may change a designation of beneficiary at any time by filing the requisite notice. In the event of the death of the Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver ADSs and/or cash from the Participant’s account under the ESPP to the executor or administrator of the Participant’s estate, or if no such person has been appointed, the Company, in its discretion, may deliver such ADSs and/or cash to the Participant’s spouse or to any one or more dependents, relatives, or such other person as the Company may designate.

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(k)	Voluntary Withdrawal

A Participant may withdraw all but not less than all the Contributions credited to his or her account under the ESPP at any time prior to a Purchase Date by submitting the requisite documents. A Participant’s Purchase Right for the current period shall automatically be terminated and cancelled, and no further Contributions for the purchase of ADSs shall be accepted from the Participant during the Offering Period. A Participant’s withdrawal from an offering shall not have any effect upon his or her eligibility to participate in the ESPP for the succeeding Offering Period.

(l)	Termination of Employment

If a Participant to the ESPP terminates his or her employment under circumstances that qualify the Participant as a Qualified Terminated Participant, (as defined in the ESPP) and the effective date of the Participant’s termination of employment is less than three months prior to the next Purchase Date, then the Participant shall continue to participate in the ESPP for the Offering Period then in progress, and the Participant’s Purchase Right for such Offering Period shall be exercised in accordance with sub-paragraph (g) above. However, the Participant’s Contribution to his or her account shall cease with the Contribution made from his or her final paycheck, and the Participant shall not be permitted to make any supplemental Contributions to the ESPP save as directed otherwise by the Compensation Committee. The Participant shall not be eligible to participate in any Offering Period that starts after the effective date of his or her termination of employment.

If a Participant terminates his or her employment under circumstances which do not qualify him or her as a Qualified Terminated Participant, the Company shall pay to the Participant all contributions credited to his or her account under the ESPP and the Participant’s Purchase Right shall automatically terminate and lapse.

(m)	Voting and dividend rights

No voting rights shall be exercisable and no Participants under the ESPP shall have any claim to the dividends in the ADSs covered by his or her rights to purchase the ADSs until such rights have been exercised.

(n)	Ranking of the ADSs

ADSs allotted upon the exercise of Purchase Right shall rank pari passu (including, but not limited to, with respect to voting, dividend transfer rights and rights arising upon liquidation of the Company) in all respects with the ADSs in issue on the date of such allotment and will be subject to all the provisions of the Articles for the time being in force.

(o)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value) the Compensation Committee shall have discretion to make the appropriate adjustments in the number and/or the kind of shares which are subject to purchase under outstanding Purchase Rights, including, if the Compensation Committee deems appropriate, the substitution of similar Purchase Rights in shares of another company so that a Participant shall be entitled to the same proportion of the equity capital of the Company as that to which he or she was previously entitled to.

(p)	Period of the ESPP

The ESPP shall continue for a term of ten years from the date of its approval by the Shareholders unless terminated in accordance with sub-paragraph (r).

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(q)	Use of Funds

The Company may, but shall not be obligated to, segregate Contributions under the ESPP and/or arrange for Contributions to be held by a third party financial institution or trustee for the benefit of the Participants. Whether or not segregated, Contributions shall remain the property of the relevant Participants and shall be subjected to the rights of the Participants and not to the claims of the Company’s creditors.

(r)	Amendments and Termination of the ESPP

The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i)	increasing the number of ADSs approved for the ESPP; or

(ii)	decreasing the Purchase Price per ADSs.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP is deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the Plan.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the ordinary shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating its employees. This is common in the industry and we wish to continue this practice following the Global Offering. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its ADSs to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to market price.

STANDARD FORM OF SHARE OPTION PLAN FOR SUBSIDIARIES

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”).which was approved by the shareholders at the annual general meeting held on May 30, 2006.

(a)	Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

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(b)	Who may join

The Compensation Committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Director”).

(c)	Stock Options

Stock Options granted under the Subsidiary Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The relevant subsidiary shall issue an Award Document to each Participant of the Subsidiary Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Administrator (as defined below), as the case may be) by the Participant. The relevant subsidiary may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Subsidiary Committee is not obliged to grant Stock Options to Participants in uniform terms.

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Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Stock Options to executive officers of the Company or its subsidiaries.

(e)	Exercise Price

The exercise price per Subsidiary Share purchasable under a Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Listing Rules or permission of the Stock Exchange:

(i)	in the case of an Incentive Stock Option:

(1)	granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)	granted to any other Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii)	in the case of any Stock Option:

(1)	granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)	granted to any other Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

(i)	If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

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(ii)	If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)	Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten per cent. of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 per cent. of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit

The total number of Subsidiary Shares underlying Stock Options or other options granted by the relevant subsidiary to a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one per cent. (1%) (or 0.1 per cent. in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant Award Document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)	Director Options

Each Non-Employee Director may be granted Stock Options to purchase Subsidiary Shares on the terms set out in the relevant Award Document.

The directors shall exercise all authority and responsibility with respect to Stock Options granted to directors subject to the requirements of the Listing Rules.

All Non-Employee Directors’ Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

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Following termination of a Non-Employee Director’s service on the Board, such Non-Employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or lapse of Option

A Stock Option shall terminate or lapse automatically on:

(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Participant’s employment or service with the Company for a reason set out in sub-paragraph (l) below;

(iii)	save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company, in the event of a complete liquidation or dissolution of the relevant subsidiary, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company or its subsidiaries).

(k)	Rights are personal to Participant

A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)	Termination of employment or service

If a Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)	the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)	any material violation by the Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)	any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

Semiconductor Manufacturing International Corporation Annual Report 2006    73

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

74    Semiconductor Manufacturing International Corporation Annual Report 2006

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)	relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)	for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Stock Options may be offered but unless otherwise stated in the Subsidiary Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)	Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Stock Option will be subject to the articles of association (or equivalent constitutional document) of the relevant subsidiary for the time being in force and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2006, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Semiconductor Manufacturing International Corporation Annual Report 2006    75

Outstanding Share Options

Details of the Stock Option Plans and the Stock Option Plan are as follows:

2001 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/06	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Kawanishi, Tsuyoshi	11/7/2002	7/11/2002 –7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$—	$0.07
Kawanishi, Tsuyoshi	15/1/2004	1/15/2004 –1/14/2006	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	26/9/2002	9/26/2002 –9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$—	$0.03
Service Providers	15/7/2003	7/15/2003 –7/02/2005	20,000	$0.05	20,000	20,000	—	—	—	—	$—	$0.14
Service Providers	15/1/2004	1/15/2004 –3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	24/9/2001	9/24/2001 –9/23/2011	1,450,000	$0.01	—	—	—	—	—	—	$—	$0.03
Senior Management	10/4/2002	4/10/2002 –4/09/2012	1,350,000	$0.02	1,350,000	—	—	1,350,000	—	—	$0.13	$0.05
Senior Management	24/4/2003	4/24/2003 –4/23/2013	1,500,000	$0.05	1,500,000	—	—	50,000	—	1,450,000	$—	$0.14
Senior Management	15/1/2004	1/15/2004 –1/14/2014	10,700,000	$0.10	2,450,000	—	—	395,000	—	2,055,000	$0.13	$0.14
Senior Management	16/2/2004	2/16/2004 –2/15/2014	900,000	$0.25	900,000	—	—	—	—	900,000	$—	$0.33
Others	15/1/2004	1/15/2004 –1/14/2014	4,600,000	$0.10	2,500,000	—	—	—	—	2,500,000	$—	$0.35
Others	16/2/2004	2/16/2004 –2/15/2014	12,300,000	$0.25	7,380,000	—	—	—	—	7,380,000	$—	$0.35
Employees	28/3/2001	3/28/2001 –3/27/2011	89,385,000	$0.01	7,084,000	140,000	712,500	1,605,500	—	5,338,500	$0.13	$0.03
Employees	1/4/2001	4/1/2001 – 3/31/2011	2,900,000	$0.01	—	—	—	—	—	—	$—	$0.03
Employees	2/4/2001	4/02/2001 –4/01/2011	2,216,000	$0.01	330,000	—	—	14,000	—	316,000	$0.13	$0.03
Employees	16/4/2001	4/16/2001 –4/15/2011	575,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	25/4/2001	4/25/2001 –4/24/2011	600,000	$0.01	—	—	—	—	—	—	$—	$0.03
Employees	28/4/2001	4/28/2001 –4/27/2011	60,000	$0.01	42,000	—	—	—	—	42,000	$—	$0.03
Employees	7/5/2001	5/7/2001 – 5/6/2011	1,650,000	$0.01	—	—	—	—	—	—	$—	$0.03
Employees	14/5/2001	5/14/2001 –5/13/2011	1,597,000	$0.01	25,000	—	—	—	—	25,000	$—	$0.03
Employees	15/5/2001	5/15/2001 –5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	24/5/2001	5/24/2001 –5/23/2011	35,000	$0.01	—	—	—	—	—	—	$—	$0.03
Employees	1/6/2001	6/01/2001 –5/31/2011	80,000	$0.01	40,000	—	—	—	—	40,000	$—	$0.03
Employees	1/7/2001	7/1/2001 – 6/30/2011	745,000	$0.01	69,000	—	—	—	—	69,000	$—	$0.03
Employees	10/7/2001	7/10/2001 –7/09/2011	20,000	$0.01	—	—	—	—	—	—	$—	$0.03
Employees	15/7/2001	7/15/2001 –7/14/2011	1,045,000	$0.01	570,000	—	—	148,000	—	422,000	$0.14	$0.03
Employees	16/7/2001	7/16/2001 –7/15/2011	2,220,000	$0.01	128,000	—	—	40,000	—	88,000	$0.15	$0.03
Employees	20/7/2001	7/20/2001 –7/19/2011	20,000	$0.01	14,000	—	—	14,000	—	—	$0.16	$0.03
Employees	27/7/2001	7/27/2001 –7/26/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	30/7/2001	7/30/2001 –7/29/2011	140,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	1/8/2001	8/01/2001 –7/31/2011	195,000	$0.01	94,000	—	—	20,000	—	74,000	$0.14	$0.03
Employees	7/8/2001	8/07/2001 –8/06/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03

76    Semiconductor Manufacturing International Corporation Annual Report 2006

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/06	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	15/8/2001	8/15/2001 – 8/14/2011	100,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	20/8/2001	8/20/2001 – 8/19/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	24/9/2001	9/24/2001 – 9/23/2011	99,158,500	$0.01	37,555,200	1,216,000	—	12,376,000	—	23,963,200	$0.14	$0.03
Employees	28/9/2001	9/28/2001 – 9/27/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	24/1/2002	1/24/2002 – 1/23/2012	47,653,000	$0.01	32,438,500	290,000	—	13,462,000	—	18,686,500	$0.14	$0.03
Employees	24/1/2002	1/24/2002 – 1/23/2012	7,684,500	$0.02	3,663,640	8,240	—	1,685,750	—	1,969,650	$0.14	$0.03
Employees	10/4/2002	4/10/2002 – 4/09/2012	1,315,000	$0.01	65,000	—	—	20,000	—	45,000	$0.14	$0.05
Employees	10/4/2002	4/10/2002 – 4/09/2012	47,349,000	$0.02	29,560,800	—	—	11,242,500	—	18,318,300	$0.13	$0.05
Employees	11/4/2002	4/11/2002 – 4/10/2012	4,100,000	$0.01	2,100,000	—	—	—	—	2,100,000	$—	$0.05
Employees	28/6/2002	6/28/2002 – 6/27/2012	930,000	$0.01	900,000	—	—	900,000	—	—	$0.14	$0.06
Employees	28/6/2002	6/28/2002 – 6/27/2012	39,740,000	$0.02	26,404,200	442,000	504,000	8,728,200	—	17,234,000	$0.13	$0.06
Employees	28/6/2002	6/28/2002 – 6/27/2012	18,944,000	$0.05	12,498,000	31,000	—	2,811,000	—	9,656,000	$0.13	$0.06
Employees	11/7/2002	7/11/2002 – 7/10/2012	250,000	$0.01	—	—	—	—	—	—	$—	$0.07
Employees	11/7/2002	7/11/2002 – 7/10/2012	1,700,000	$0.02	750,000	—	—	—	—	750,000	$—	$0.07
Employees	11/7/2002	7/11/2002 – 7/10/2012	2,780,000	$0.05	80,000	—	—	—	—	80,000	$—	$0.07
Employees	26/9/2002	9/26/2005 – 9/25/2012	5,770,000	$0.02	3,586,000	441,000	52,500	950,000	—	2,195,000	$0.13	$0.08
Employees	26/9/2002	9/26/2005 – 9/25/2012	65,948,300	$0.05	41,408,350	2,012,970	—	8,739,580	—	30,655,800	$0.13	$0.08
Employees	9/1/2003	1/09/2003 – 1/08/2013	53,831,000	$0.05	36,358,700	2,903,100	—	4,330,600	—	29,125,000	$0.13	$0.10
Employees	10/1/2003	1/10/2003 – 1/09/2013	720,000	$0.05	720,000	—	—	—	—	720,000	$—	$0.10
Employees	22/1/2003	1/22/2003 – 1/21/2013	1,060,000	$0.05	1,060,000	—	—	—	—	1,060,000	$—	$0.10
Employees	1/4/2003	4/01/2003 – 3/31/2013	18,804,900	$0.05	14,899,138	2,368,192	—	1,366,162	—	11,164,784	$0.14	$0.14
Employees	15/4/2003	4/15/2003 – 4/14/2013	550,000	$0.05	550,000	—	—	—	—	550,000	$—	$0.14
Employees	24/4/2003	4/24/2003 – 4/23/2013	58,838,000	$0.05	34,443,350	884,600	—	2,463,050	—	31,095,700	$0.14	$0.14
Employees	15/7/2003	7/15/2003 – 7/14/2013	59,699,900	$0.05	36,063,000	4,093,430	—	2,607,460	—	29,362,110	$0.13	$0.17
Employees	10/10/2003	10/10/2003 –10/09/2013	49,535,400	$0.10	30,874,460	3,229,370	—	1,374,950	—	26,270,140	$0.13	$0.29
Employees	5/1/2004	1/05/2004 – 1/04/2014	130,901,110	$0.10	95,612,366	8,458,445	—	7,877,780	—	79,276,141	$0.14	$0.33
Employees	15/1/2004	1/15/2004 – 1/14/2014	12,885,000	$0.10	9,554,000	375,000	—	450,000	—	8,729,000	$0.14	$0.33
Employees	15/1/2004	1/15/2004 – 1/14/2014	300,000	$0.25	—	—	—	—	—	—	$—	$0.33
Employees	16/2/2004	2/16/2004 – 2/15/2014	14,948,600	$0.10	5,724,100	215,650	—	146,250	—	5,362,200	$0.14	$0.33
Employees	16/2/2004	2/16/2004 – 2/15/2014	76,954,880	$0.25	60,674,235	10,737,755	—	—	—	49,936,480	$—	$0.33

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Beginning in January 2004, options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Option Plans since the completion of the Global Offering.

Semiconductor Manufacturing International Corporation Annual Report 2006    77

2001 Preference Share Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/06	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Service Providers	11/7/2002	7/11/2002 – 7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$—	$0.14
Service Providers	26/9/2002	9/26/2002 – 9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.15
Employees	24/9/2001	9/24/2001 – 9/23/2011	254,098,700	$0.11	25,865,800	24,000	—	1,751,600	—	24,090,200	$0.14	$0.11
Employees	28/9/2001	9/28/2001 – 9/27/2011	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.11
Employees	3/11/2001	11/03/2001 –11/02/2011	780,000	$0.35	617,500	70,000	—	—	—	547,500	$—	$0.11
Employees	24/1/2002	1/24/2002 – 1/23/2012	58,357,500	$0.11	8,523,190	150,590	150,000	928,450	—	7,444,150	$0.14	$0.12
Employees	10/4/2002	4/10/2002 – 4/09/2012	51,384,000	$0.11	6,294,800	129,000	25,000	1,503,000	—	4,662,800	$0.14	$0.13
Employees	28/6/2002	6/28/2002 – 6/27/2012	63,332,000	$0.11	15,723,500	157,000	150,000	2,654,000	—	12,912,500	$0.14	$0.14
Employees	11/7/2002	7/11/2002 – 7/10/2012	4,530,000	$0.11	805,000	—	—	—	—	805,000	$—	$0.14
Employees	26/9/2002	9/26/2002 – 9/25/2012	73,804,800	$0.11	17,995,090	842,770	75,000	2,418,000	—	14,734,320	$0.13	$0.15
Employees	9/1/2003	1/09/2003 – 1/08/2013	12,686,000	$0.11	2,157,000	14,000	—	906,000	—	1,237,000	$0.12	$0.17

Options to purchase preference shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees may early exercise their options to purchase preference shares. If an employee early exercises 100% of his or her options, the options vest at a rate of 25% upon each first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remains employed by the Company and the Company has completed its initial public offering as of the third anniversary of the vesting commencement date, all options shall vest.

The options to purchase preference shares converted into options to purchase ordinary shares immediately prior to the completion of the Global Offering.

78    Semiconductor Manufacturing International Corporation Annual Report 2006

2004 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/06	Additional Grant 2006	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Senior Management	18/3/2004	3/18/2004 – 3/17/2014	150,000	$0.35	150,000		—	—	—	—	150,000	$—	$0.35
Others	18/3/2004	3/18/2004 – 3/17/2014	20,000	$0.35	20,000		—	—	—	—	20,000	$—	$0.35
Employees	18/3/2004	3/18/2004 – 3/17/2014	49,949,700	$0.35	40,155,400		6,635,500	—	—	—	33,519,900	$—	$0.35
Richard Chang	7/4/2004	4/07/2004 – 4/06/2014	100,000	$0.31	100,000		—	—	—	—	100,000	$—	$0.31
Employees	25/4/2004	4/25/2004 – 4/24/2014	22,591,800	$0.28	19,140,350		3,103,450	—	—	—	16,036,900	$—	$0.28
Others	27/7/2004	7/27/2004 – 7/26/2014	200,000	$0.20	200,000		—	—	—	—	200,000	$—	$0.20
Employees	27/7/2004	7/27/2004 – 7/26/2014	35,983,000	$0.20	29,131,000		7,537,100	—	—	—	21,593,900	$—	$0.20
Kawanishi, Tsuyoshi	10/11/2004	11/10/2004 –11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	$—	$0.22
Employees	10/11/2004	11/10/2004 – 11/09/2014	52,036,140	$0.22	41,553,810		8,151,510	—	—	—	33,402,300	$—	$0.22
Ta-Lin Hsu	10/11/2004	11/10/2004 – 11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	$—	$0.22
Yen-Pon Jou	10/11/2004	11/10/2004 – 11/09/2009	500,000	$0.22	500,000		500,000	—	—	—	—	$—	$0.22
Henry Shaw	10/11/2004	11/10/2004 – 11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	$—	$0.22
Lip-Bu Tan	10/11/2004	11/10/2004 – 11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	$—	$0.22
Wang Yang Yuan	10/11/2004	11/10/2004 – 11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	$—	$0.22
Senior Management	11/5/2005	5/11/2005 – 5/10/2015	1,100,000	$0.20	1,100,000		—	—	—	—	1,100,000	$—	$0.20
Others	11/5/2005	5/11/2005 – 5/10/2015	100,000	$0.20	100,000		—	—	—	—	100,000	$—	$0.20
Employees	11/5/2005	5/11/2005 – 5/10/2015	94,381,300	$0.20	80,257,423		11,281,216	—	—	—	68,976,207	$—	$0.20
Richard Chang	11/5/2005	5/11/2005 – 5/10/2015	15,000,000	$0.20	15,000,000		—	—	—	—	15,000,000	$—	$0.22
Employees	11/8/2005	8/11/2005 – 8/10/2015	32,279,500	$0.22	31,107,500		8,041,000	—	—	—	23,066,500	$—	$0.22
Senior Management	11/11/2005	11/11/2005 – 11/10/2015	11,640,000	$0.15	11,640,000		—	—	—	—	11,640,000	$—	$0.15
Others	11/11/2005	11/11/2005 – 11/10/2015	3,580,000	$0.15	3,580,000		—	—	—	—	3,580,000	$—	$0.15
Employees	11/11/2005	11/11/2005 – 11/10/2015	149,642,000	$0.15	147,345,000		20,075,000	—	—	—	127,270,000	$—	$0.15
Employees	20/2/2006	2/20/2006 – 2/19/2016	62,756,470	$0.15	—	62,756,470	7,228,149	—	—	—	55,528,321	$—	$0.15
Others	12/5/2006	5/12/2006 – 5/11/2016	100,000	$0.15	—	100,000	—	—	—	—	100,000	$—	$0.15
Employees	12/5/2006	5/12/2006 – 5/11/2016	22,216,090	$0.15	—	22,216,090	2,754,000	—	—	—	19,462,090	$—	$0.15
Kawanishi, Tsuyoshi	29/9/2006	9/29/2006 – 9/28/2011	500,000	$0.13	—	500,000	—	—	—	—	500,000	$—	$0.13
Employees	29/9/2006	9/29/2006 – 9/28/2016	41,294,000	$0.13	—	41,294,000	1,998,000	—	—	—	39,296,000	$—	$0.13
Richard Chang	29/9/2006	9/29/2006 – 9/28/2016	500,000	$0.13	—	500,000	—	—	—	—	500,000	$—	$0.13
Ta-Lin Hsu	29/9/2006	9/29/2006 – 9/28/2011	500,000	$0.13	—	500,000	—	—	—	—	500,000	$—	$0.13
Henry Shaw	29/9/2006	9/29/2006 – 9/28/2011	500,000	$0.13	—	500,000	—	—	—	—	500,000	$—	$0.13
Lip-Bu Tan	29/9/2006	9/29/2006 – 9/28/2011	500,000	$0.13	—	500,000	—	—	—	—	500,000	$—	$0.13
Wang Yang Yuan	29/9/2006	9/29/2006 – 9/28/2011	500,000	$0.13	—	500,000	—	—	—	—	500,000	$—	$0.13
Others	10/11/2006	11/10/2006 – 11/09/2016	2,450,000	$0.13	—	2,450,000	—	—	—	—	2,450,000	$—	$0.13
Employees	10/11/2006	11/10/2006 – 11/09/2016	34,047,000	$0.11	—	34,047,000	1,914,000	—	—	—	32,133,000	$—	$0.11

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

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2004 Equity Incentive Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/06	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/06	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted (USD)
Senior Management	27/7/2004	7/27/2005 – 7/26/2015	1,130,000	$0.00	772,500	—	—	—	257,500	—	515,000	$0.14	$0.20
Senior Management	11/8/2005	8/11/2005 – 8/10/2015	916,830	$0.00	916,830	—	—	—	180,359	—	736,471	$0.14	$0.22
Senior Management	11/11/2005	11/11/2005 –11/10/2015	2,910,000	$0.00	2,910,000	—	—	—	—	—	2,910,000	$—	$0.15
Others	11/8/2005	8/11/2005 – 8/10/2015	156,888	$0.00	156,888	—	89,485	—	39,221	—	28,182	$0.14	$0.22
Others	11/11/2005	11/11/2005 –11/10/2015	2,100,000	$0.00	2,100,000	—	—	—	500,000	—	1,600,000	$0.13	$0.15
Others	10/11/2006	11/10/2006 –11/09/2016	1,400,000	$0.00	—	1,400,000	—	—	—	—	1,400,000	$0.11
Employees	1/7/2004	7/01/2005 – 6/30/2015	96,856,590	$0.00	63,346,126		11,142,485		18,503,551	—	33,700,090	$0.14	$0.22
Employees	27/7/2004	7/27/2005 – 7/26/2015	19,447,520	$0.00	10,093,140		745,000		3,199,380	—	6,148,760	$0.14	$0.20
Employees	10/11/2004	11/10/2005 –11/09/2015	756,714	$0.00	556,000		500,000		56,000	—	—	$—	$0.22
Employees	11/5/2005	5/11/2006 – 5/10/2016	4,630,000	$0.00	2,060,000		270,000		505,000	—	1,285,000	$0.14	$0.20
Employees	11/8/2005	8/11/2005 – 8/10/2015	69,430,022	$0.00	65,787,707		9,734,654		14,300,274	—	41,752,779	$0.14	$0.22
Employees	11/11/2005	11/11/2005 –11/10/2015	40,275,000	$0.00	39,540,000		4,460,000	—	—	35,080,000	$—	$0.15
Employees	20/2/2006	2/20/2006 – 2/19/2016	3,110,000	$0.00	—	3,110,000	100,000	—	—	—	3,010,000		$0.15
Employees	12/5/2006	5/12/2006 – 5/11/2016	2,700,000	$0.00	—	2,700,000	100,000	—	—	—	2,600,000		$0.15
Employees	29/9/2006	9/29/2006 – 9/28/2016	1,220,000	$0.00	—	1,220,000	—	—	—	—	1,220,000		$0.13
Employees	10/11/2006	11/10/2006 –11/09/2016	7,628,864	$0.00	—	7,628,864	320,000	—	—	—	7,308,864		$0.11
Richard Chang	11/5/2005	5/11/2006 – 5/10/2016	2,000,000	$0.00	1,500,000				500,000	—	1,000,000	$0.14	$0.20

Awards of the RSUs issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Awards of the RSUs issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

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Corporate Governance Report

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

In November 2004, the HKSE issued its report entitled the “Code on Corporate Governance Practices and Corporate Governance Report”, which subject to a grace period, has taken effect for accounting periods commencing on or after January 1, 2005. The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer such as the Company, are expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2006 to December 31, 2006, in compliance with the CG Policy.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2006. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in the determination of the overall strategy of the Company, the establishment and monitoring of the achievement, of corporate goals and objectives, the oversight of the Company’s financial performance and the responsibility for preparing the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of nine Directors as at the date of the annual report. Directors may be elected or re- elect to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s outstanding shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with no more than one class eligible for re-election at any annual general meeting of shareholders.

Semiconductor Manufacturing International Corporation Annual Report 2006    81

Each class of Director will serve terms of three years. The Class I Directors were elected for a term of three years at the 2005 AGM (except Dr. Albert Y. C. Yu who was elected at the 2006 AGM). The Class II Directors were re-elected for a term of three years at the 2006 AGM. The Class III Directors will be re-elected at the AGM for a term of three years.

The following table sets forth the names, classes and categories of the Directors:

Name of Director	Category of Director	Class of Director
Yang Yuan Wang	Chairman, Independent Non-executive Director	Class III
Richard Ru Gin Chang	President, Chief Executive Officer, Executive Director	Class I
Henry Shaw	Independent Non-executive Director	Class I
Albert Y. C. Yu	Independent Non-executive Director	Class I
Ta-Lin Hsu	Independent Non-executive Director	Class II
Jiang Shang Zhou	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Non-executive Director	Class III
Fang Yao	Non-executive Director	Class III

Brief biographical details for Board members are set out on pages 35 through 37. During the year ended December 31, 2006, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors on the board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise.

At the AGM, Yang Yuan Wang, Tsuyoshi Kawanishi and Fang Yao will retire from office on the date of the AGM pursuant to Article 90 of the Articles. Prof. Wang, Mr. Kawanishi and Mr. Yao will each offer himself for re-election at the AGM. If re-elected, each of Prof. Wang, Mr. Kawanishi and Mr. Yao would hold office until the 2010 AGM.

On an annual basis, each Independent Non-executive Director confirms his independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for a year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

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All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

During the year ended December 31, 2006, the Board held a total of twelve (12) meetings. Details of Directors’ attendance at the Board meetings are set forth below:

	Number of Meetings Attended	Attendance Rate
From January to May
Wang Yang Yuan(1a)	6/6	100%
Richard Ru Gin Chang	6/6	100%
Fang Yao(2a)	5/6	83%
Ta-Lin Hsu(3a)	6/6	100%
Yen-Pong Jou(4)	5/6	83%
Tsuyoshi Kawanishi(5a)	6/6	100%
Henry Shaw	6/6	100%
Lip-Bu Tan	6/6	100%
Average Attendance Rate		96%

From June to December
Wang Yang Yuan (1b)	8/8	100%
Richard Ru Gin Chang	8/8	100%
Fang Yao (2b)	8/8	100%
Ta-Lin Hsu (3b)	8/8	100%
Jiang Shang Zhou (6)	3/8	38%
Tsuyoshi Kawanishi (5b)	6/8	75%
Henry Shaw	8/8	100%
Lip-Bu Tan (7)	5/8	63%
Albert Y. C. Yu (8)	8/8	100%
Average Attendance Rate		86%

(1a)	2 of these meetings were attended by proxy
(1b)	5 of these meetings were attended by proxy
(2a)	1 of these meetings was attended by proxy
(2b)	1 of these meetings was attended by proxy
(3a)	1 of these meetings was attended by proxy
(3b)	1 of these meetings was attended by proxy
(4)	Such meetings were attended by proxy and Mr. Jou retired as Director at the 2006 AGM.
(5a)	4 of these meetings were attended by proxy
(5b)	2 of these meetings were attended by proxy

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(6)	2 of these meetings were attended by proxy. Mr. Jiang was elected as Director at the 2006 AGM.
(7)	1 of these meetings was attended by proxy
(8)	2 of these meetings were attended by proxy. Dr. Yu was elected as Director at the 2006 AGM.

Procedure regarding the Appointment of Directors

The standard procedures regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholdings in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of directors as stipulated in the Articles of Association.

Board Committees

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of only Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Compensation Committee

As of December 31, 2006, the members of the Company’s compensation committee (the “Compensation Committee”) were Ta-Lin Hsu (chairman of Compensation Committee), Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries. See “Connected Transactions” for a description of transactions between the Company and the members of the Compensation Committee.

The responsibilities of the Compensation Committee include, among other things:

•

approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

•

administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

•

reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

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•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal and human resources responsibilities.

In 2006, the Compensation Committee reviewed and approved the total compensation package for Richard Ru Gin Chang, who is the President and Chief Executive Officer of the Company and an Executive Director, as well as that of the other members of the management team of the Company. Based on the Compensation Committee’s review of the Company’s corporate goals for 2006 and comparable total compensation packages for presidents and chief executive officers of other publicly-listed companies in the same or a similar industry, the Compensation Committee awarded Richard Ru Gin Chang an emolument of US$348,968. In 2005, the Compensation Committee granted Dr. Chang fifteen million (15,000,000) options to purchase ordinary shares under the 2004 Stock Option Plan and awarded him two million (2,000,000) RSUs under the 2004 Equity Incentive Plan. As of December 31, 2006, none of such options have been exercised and 50% of such RSUs have vested.

On September 29, 2006, the Board granted to each Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options will be vested as to 50% on May 30, 2007 and as to 50% on May 30, 2008, and both options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. Mr. Fang Yao and Mr. Jiang Shang Zhou have declined such option.

On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007.

On November 10, 2004, the Board granted to each independent Non-executive Director and Non-executive Director, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As of December, 31, 2006, these options have not been exercised. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and cancelled on September 27, 2006.

In addition to reviewing the remuneration of the Non-executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

(i)	the remuneration policy for employees for the fiscal year 2006;

(ii)	the profit-sharing and bonus policies;

(iii)	the long term compensation strategy, including a review of the issuance of the shares under the Option Plans;

(iv)	the accounting treatment and financial implications of the employees’ share options under U.S. GAAP; and

(v)	the attrition rate.

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The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting were dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

During the year ended December 31, 2006, the Compensation Committee held a total of five (5) meetings. Details of Directors’ attendance at the Compensation Committee are set forth below:

	Number of Meetings Attended	Attendance Rate
Ta-Lin Hsu	5/5	100%
Tsuyoshi Kawanishi	4/5	80%
Lip-Bu Tan	5/5	100%
Average Attendance Rate		93%

Audit Committee

As of December 31, 2006, the members of the Audit Committee were Henry Shaw (co-chairman of Audit Committee), Lip-Bu Tan (co-chairman of Audit Committee) and Yang Yuan Wang. None of these members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. See “Connected Transactions” for a description of transactions between the Company and the members of the Audit Committee. In addition to acting as Audit Committee member of the Company, Mr. Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of three other publicly traded companies, namely SINA Corporation, Flextronics International Ltd. and Integrated Silicon Solution, Inc. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•

making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

86    Semiconductor Manufacturing International Corporation Annual Report 2006

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•

reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

•

reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•

reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•

establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During 2006, the Audit Committee reviewed:

•	the financial reports for the year ended December 31, 2005 and the six month period ended June 30, 2006;

•	the quarterly earnings releases and any updates thereto;

•	the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s fi nancial reports;

•	the Company’s budget for 2006;

•	the findings and recommendations of the Company’s outside consultants regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

Semiconductor Manufacturing International Corporation Annual Report 2006    87

•

the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department;

•

the findings of the Company’s Risk Management Committee (as defined and discussed below) which assesses risks relating to the Company and the compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•	the audit fees and other non-audit fees such as fees relating to transfer pricing, Sarbanes-Oxley compliance testing, for the Company’s outside auditors; and

•	the Company’s outside auditors’ engagement letters.

The Audit Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the co-chairmen of the Audit Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2006, the Audit Committee held a total of eight (8) meetings. Details of Directors’ attendance at the Audit Committee are set forth below:

	Number of Meetings Attended	Attendance Rate
Henry Shaw	8/8	100%
Lip-Bu Tan(1)	8/8	100%
Yang Yuan Wang(2)	8/8	100%
Average Attendance Rate		100%

(1)	1 of these meetings was attended by proxy
(2)	4 of these meetings were attended by proxy

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Acting Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board will approve the financial statements.

88    Semiconductor Manufacturing International Corporation Annual Report 2006

Auditors’ Remuneration

The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2006.

2006
Audit Fees	$1,460,000
Audit-Related Fees	—
Tax Fees	$33,789
All Other Fees	$85,597
Total	$1,579,386

Internal Controls

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal controls over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal controls over financial reporting in the Company’s annual report on Form 20F to be filed with the United States Securities and Exchange Commission. Beginning in fiscal year 2006, the Company’s external auditors are required to attest to such assessment.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

The Company assists the Board with respect to its duty to identify, evaluate, and manage the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

Internal Audit Department

Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the Audit Committee will review and approve an annual internal audit plan, which is based on a risk assessment methodology, which assists in determining business risks and establishing appropriate audit frequencies.

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Based on this annual audit plan, the Internal Audit Department will audit the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•	reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•

reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•	reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•	appraising the economy and efficiency with which resources are employed;

•

identifying significant risks to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•	evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department will audit areas of concern identified by the Risk Management Committee or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the co-chairmen of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

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Risk Management Committee

The Risk Management Committee identifies, analyzes, and assesses enterprise-wide risks, monitors the Company’s risk management efforts, and reports on the effectiveness of the Company’s enterprise risk management programs. The Risk Management Committee is responsible for developing the Company’s risk management strategy; establishing, reviewing, and approving policies and procedures to control risks as well as to prevent fraud; determining risk tolerances for measurement; preparing a risk management implementation plan and assigning responsibilities; and designing and preparing education and awareness programs and its implementation plans. Such risks can include without limitation, legal risks, credit risks, market risks, operational risks, environmental risks, and systemic risks. The Risk Management Committee consists of members of the Company’s management team, including three executive officers of the Company.

The Risk Management Committee reports to the Chief Executive Officer periodically, and to the Audit Committee on a quarterly basis. If requested, the chair of the Risk Management Committee will report to the Board on major issues of the enterprise risk management programs.

The Board, through the Audit Committee, has reviewed the effectiveness of the Company’s system of internal control and believes that the system of internal controls in place at December 31, 2006 and at the date of this annual report, is effective and adequate.

Disclosure Committee

The Disclosure Committee oversees all information disseminated by the Company, including regulatory filings and submissions made pursuant to the Exchange Act or the Listing Rules, being properly recorded, processed, summarized, and reported to the management of the Company to allow timely decisions regarding the required disclosure. Accordingly, the Disclosure Committee has established a disclosure policy and procedure, which establishes the procedures for the handling and disseminating of price-sensitive information.

With respect to the Company’s periodic filings pursuant to the Exchange Act or the Listing Rules, the Disclosure Committee identifies and communicates the extent and nature of all disclosures to be made in such filings, reviews the filings, with a particular focus on “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; reviews and discusses with the Chief Financial Officer whether the Company’s filings provide a fair representation of the Company’s financial condition, results of operation, and cash flows, assesses the materiality of specific events and developments to the Company; and reviews financial reporting issues that are significant to the Company and other material reporting matters.

The Disclosure Committee consists of members of the Company’s management team, including two executive officers of the Company.

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Compliance Office

The Compliance Office monitors the Company’s compliance under applicable corporate governance laws and regulations. In particular, the Compliance Office monitors and implements the Company’s anti-fraud policy and investigates any reported cases of breach; and monitors the Company’s compliance with the Code of Business Conduct and Ethics (as described and defined below) and the Insider Trading Policy. The anti-fraud policy sets forth the Company’s policy regarding the prevention, detection and management of fraud and fair dealing in matters pertaining to fraud. The Company has established an email address for the Compliance Officers and the Audit Committee, dedicated to respond to any allegations of fraud and breaches of the Code of Business Conduct and Ethics or the Insider Trading Policy of the Company. The Code of Business Conduct and Ethics provides employees with guidelines pertaining to proper behavior in the workplace and appropriate representation of the Company when outside the workplace. The Insider Trading Policy sets forth the policy and procedures governing the dealing in the Company’s securities by employees, including the Chief Executive Officer and members of the Company’s management, and members of the Board (and their associates).

On at least a quarterly basis, the Compliance Office will report to the Audit Committee regarding any breaches of any of these policies.

The Compliance Office consists of members of the Company’s management team, including an executive officer of the Company

Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to put forward proposals at an annual general meeting are available upon request of the Company Secretary.

Enquiries may be submitted to the Board by contacting either the Company Secretary at the principal executive offices of the Company or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be put to the Company Secretary by the same means.

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Shareholder Communications and Investor Relations

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the 2006 AGM, the President of the Company, as well as the Company’s outside auditors, were present to answer questions from the shareholders. Together with this annual report, an annual general meeting circular is distributed to all shareholders within the prescribed time period required by the Listing Rules, notifying the shareholders about the AGM. The circular and the accompanying materials set forth the procedures for demanding and conducting a poll, including applicable notice requirements, and other relevant information relating to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The results of the poll are published in newspapers with circulation in Hong Kong and on the web sites of the Company and HKSE.

On the first business day after the 2006 AGM, which was held on May 30, 2006 at the Company’s headquarters in Shanghai, China, the results of the poll were published in two newspapers with circulation in Hong Kong and on the web sites of the Company and HKSE. During the 2006 AGM, the Company’s shareholders:

•	received and considered the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2005;

•	elected Albert Y. C. Yu as Class I Director to hold office until 2008 AGM and authorized the Board to fix his remuneration;

•	re-elected Ta-Lin Hsu and Lip-Bu Tan as Class II Directors and elected Jiang Shang Zhou as Class II Director for terms of three years and authorised the Board to fix their remuneration;

•	re-elected Fang Yao as Class III Director to hold office until 2007 AGM and authorised the Board to fi x his remuneration;

•	re-elected Deloitte Tohmatsu as Auditors of the Company and authorised the Audit Committee to fix their remuneration;

•

approved the general mandate to Directors to allot, issue, grant, distribute, and otherwise deal with additional shares in the Company not exceeding 20% of the issued share capital of the Company as of the date of the 2006 AGM;

•	approved the general mandate to Directors to repurchase shares in the Company not exceeding 10% of the issued share capital of the Company as of the date of the 2006 AGM;

•	approved amendments to the 2004 Stock Option Plan;

•	approved amendments to the 2004 EIP;

Semiconductor Manufacturing International Corporation Annual Report 2006    93

•	approved amendments to the 2004 ESPP; and

•	approved a standard form of stock option plan for subsidiaries of the Company.

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcement, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the President and Chief Executive Officer and the Acting Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

In addition to the 2006 AGM and the above referenced conference calls, the Company’s shareholders were invited to gatherings in Hong Kong to meet members of the management of the Company.

A table setting forth information regarding the beneficial ownership as of December 31, 2006 of the ordinary shares, of each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares, is contained on page 51.

The market capitalization of the Company as of December 31, 2006 was HK$18,617,084,027.6 (issued share capital of 18,432,756,463 ordinary shares at the closing market price of HK$1.01 per ordinary share). The public float as of such date was approximately 84.59%.

The AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai, China 201203 on May 23, 2007 at 3:00 p.m. All shareholders are invited to attend.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. However, foreign private issuers such as the Company are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with the rules relating to the audit committee. Please refer to the following website at http:/www.smics.com/website/enVersion/IR/ corporateGovernance.htm for a summary of the significant differences between the Company’s corporate governance practices and those required of U.S. companies under New York Stock Exchange listing standards.

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Social Responsibility

Social Responsibility at SMIC

SMIC in the Community

SMIC has a tradition of supporting the communities in which we operate, both through the involvement of our employees and through philanthropic donations. SMIC has built extensive housing, education, and service communities near our manufacturing sites and has significantly helped the local communities to grow and prosper with us.

Support for Education

In addition to building kindergartens and schools for our employee’s children, SMIC is also dedicated to support education initiatives in impoverished areas in China. SMIC’s Chief Executive Officer, Dr. Richard Chang has helped to build dozens of schools in China’s inland provinces such as Yunnan and Gansu. SMIC also has supported Enyou Foundation’s Teacher Training Program for the past three years. SMIC provides accommodations, classrooms, volunteer teachers and staff, and other facilities in support of this training program aimed to empower rural educators with modernized teaching skills, methodologies and know-how.

Support for the Environment

As a reflection of SMIC’s dedication to protecting the environment, SMIC achieved ISO14001 certification from the British Standards Institute in 2002. The ISO14001 is a voluntary international standard that establishes requirements for a world-class environmental management system. With this system in place, SMIC can ensure its responsible use of energy and materials through improvements in recycling, waste reduction and pollution prevention.

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SMIC goes through great lengths to recycle, reduce, and reuse energy and materials used in our manufacturing facilities and offices. Our manufacturing plants feature state of the art water recycling systems in which we have multiple applications to recycle and reuse wastewater. At every fab, we have wastewater treatment plants and up to 70% of wastewater can be recycled back into the fabs. The rest of the wastewater is reused in our office toilets and sprinkler systems. At our wafer fab in Beijing, we have large rain water collection facilities as well as air cooling systems to take advantage of the cold air in the winter to help cool the manufacturing facilities through renewable resources. In all office buildings, recycling bins are strategically located near bathrooms, walkways, and cafeterias to promote employee participation in recycling waste materials.

SMIC’s core belief in renewable energy is embedded directly in the future direction of our business as evidenced by our Fab 10 that is used to manufacture solar cell panels and modules. We believe that not only the solar power market will be beneficial to our business, but more importantly, we believe that we can contribute in aiding the migration to renewable energy sources through technological advances, increase in manufacturing capacity, and reduction of manufacturing costs.

Employee Well-Being

At SMIC, we focus on quality control and product innovation while placing emphasis on preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We hope to improve employee well-being, protect the environment, and raise environmental protection, safety, and health (“ESH”) standards for all SMIC employees and the environment we operate in. Through continuous improvement, we strive to be environmentally responsible and aim to strengthen our operational risk management.

To achieve these goals, SMIC is committed to:

•	ensuring employee health and safety and improving environmental quality for employees and lands we operate are the primary responsibilities of every SMIC manager;

•	establishing a culture of ownership by distilling ESH values into each SMIC employee, process, product, and service;

•	providing regular ESH training to increase employees’ knowledge and communication levels;

•	exploring and developing new technologies to reclaim, reduce, reuse and recycle;

•	following ESH regulations and international protocols while fulfilling customer requirements;

•	strengthening new equipment and material auditing and change-management;

•	communicating ESH regulations to all SMIC suppliers and contractors; and

•	implementing preventative measures and emergency response capabilities to prevent accidents.

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Employee Health & Safety

SMIC’s safety management philosophy is based on accident prevention and frequent safety audits. Accident prevention is achieved through:

•	mandatory staff and vendor safety training;

•

compliance of equipment and facilities to international safety standards set by: Semiconductor Equipment and Materials International (SEMI), National Fire Protection Association (NFPA) and Factory Mutual Research Corporation (FMRC);

•	continuous improvement in service and product quality and reliability through the implementation of our PDCA (plan, do, check, act) steps, together with internal and external customer feedback;

•	regularly scheduled safety audits that are performed in accordance with established world standards to achieve an AAA audit rating, OHSAS18001 internal audit, and self-check rules; and

•	establishment of the Emergency Response Center to centralize emergency response at SMIC.

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At SMIC, we provide occupational health and hygiene management for the welfare of our employees. This includes the monitoring of indoor air quality (IAQ), illumination, radiation, noise, and drinking water.

In addition, we have on-site health surveillance and primary care services such as:

•	24-hour on-site health center services;

•	medical emergency response & disaster planning;

•	occupational physical examination and record keeping;

•	general physical examination and record keeping;

•	injury and illness case management;

•	vaccination services; and

•	international travel health program.

OHSAS18001 Certification

SMIC attained OHSAS18001 (Occupation Health and Safety Assessment Series) certification from the British Standard Institute in September 2003. The OHSAS18001 standard is a key component of a corporation’s total health and safety management, and is based on international safety and health standards. It aims to reduce work environment risks, protect company assets, and provide employees a safer and healthier working environment.

With this certification, SMIC has achieved a new milestone in safety and risk management. By creating a safer and healthier environment for our employees, it exemplifies to our customers and investors that we are dedicated to lowering risk and building confidence and demonstrates our spirit of “continuous development and improvement”.

Employee Care

In addition to health and safety considerations for our employees, SMIC is also keen on taking care of our employees through on the job training and graduate degree opportunities, on-campus housing, social clubs and activities, employee athletic and recreational facilities, primary and secondary education for employee children, and numerous other facilities and services dedicated to enriching the lives of our employees and their families.

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Some notable facilities and programs include:

•	graduate education and degree programs with Tongji University, Jiaotong University, Fudan University, and Shanghai University;

•	more than 500 training classes offered within the Company annually;

•	the Company’s living quarters features top-quality apartments and houses built by SMIC and rented or purchased by its employees;

•	recreation facilities include: swimming pools, in-door gymnasiums, lighted tennis courts, 400m rubberized track, multi-use athletic fields, sauna rooms, ping-pong tables, pool tables, etc.;

•	on-campus services: hair salon, massage parlor, supermarket, restaurants, cafes, bookstore, bakery, etc.;

•	SMIC Private School: K-12 bilingual education on par with some of the leading international schools in Shanghai;

•

SMIC Sports Day features a number of organized games and athletic competitions among SMIC employees and departments. The day is designed to foster teamwork and cooperation between a wide range of employees who might have not worked together on a daily basis;

•

Senior Citizen Club: established to care for senior members of the SMIC family by providing arts and craft activities, field trips, support groups and other recreational and educational activities; and

•

Sports and Recreation Clubs: A number of clubs encouraging a healthy and active lifestyle. For example the SMIC Triathlon Club sends employee-athletes to a variety of events, ranging from the Shanghai International Marathon to triathlons to local road races.

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Report by Management on Internal Control over Financial Reporting

The management of Semiconductor Manufacturing International Corporation (“SMIC”) is responsible for establishing and maintaining adequate internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

SMIC management assessed the effectiveness of internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on the COSO criteria.

SMIC’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on our assessment of internal control over financial reporting, which immediately follows this report.

March 29, 2007

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Report of Independent Registered Public Accounting Firm

To the Stockholders of Semiconductor Manufacturing International Corporation:

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2006, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management’s assessment, included in the accompanying Report by Management on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 3(v) to the financial statements, in 2006 the Company changed its method of accounting for share-based compensation to conform to Statement of Financial Accounting Standard No. 123 (R), “Share-Based Compensation”, and recorded a cumulative effect of a change in accounting principle.

As discussed in Note 31, the consolidated financial statements as of and for the years ended December 31, 2005 and 2004 have been restated.

A company’s internal control over financial reporting is a process designed by, or under the supervision of the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorization of Management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls my become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, 2005 and 2004 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 24, 2007

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Consolidated Balance Sheets

(In US dollars, except share data)

		December 31,
	Notes	2006	2005	2004
			(As Restated, see Note 31)	(As Restated, see Note 31)
ASSETS
Current assets:
Cash and cash equivalents		$363,619,731	$585,796,887	$607,172,570
Short-term investments	6	57,950,603	13,795,859	20,364,184
Accounts receivable, net of allowances of $4,048,845 in 2006, $1,091,340 in 2005 and $1,105,165 in 2004	5	252,184,975	241,333,914	169,188,287
Inventories	7	275,178,952	191,237,636	144,017,852
Prepaid expense and other current assets		20,766,945	9,810,591	12,842,994
Receivable for sale of manufacturing equipments		70,544,560	5,490,000	—
Assets held for sale	8	9,420,729	—	1,831,972

Total current assets		1,049,666,495	1,047,464,887	955,417,859
Land use rights, net	9	38,323,333	34,767,518	39,197,774
Plant and equipment, net	10	3,244,400,822	3,285,631,131	3,311,924,599
Acquired intangible assets, net	11	71,692,498	80,667,737	77,735,299
Deferred cost, net	24	94,183,034	117,728,792	—
Equity investment	12	13,619,643	17,820,890	—
Other long-term prepayments		4,119,433	2,552,407	—
Deferred tax assets	17	25,286,900	—	—

TOTAL ASSETS		$4,541,292,158	$4,586,633,362	$4,384,275,531

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13	$309,129,199	$262,318,432	$364,333,613
Accrued expenses and other current liabilities		97,121,231	92,916,030	76,399,187
Short-term borrowings	15	71,000,000	265,481,082	91,000,000
Current portion of promissory note	14	29,242,001	29,242,001	—
Current portion of long-term debt	15	170,796,968	246,080,580	191,986,372
Income tax payable		72,417	—	152,000

Total current liabilities		677,361,816	896,038,125	723,871,172

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Consolidated Balance Sheets

(In US dollars, except share data)

		December 31,
	Notes	2006	2005	2004
			(As Restated, see Note 31)	(As Restated, see Note 31)
Long-term liabilities:
Promissory note	14	77,601,657	103,254,436	—
Long-term debt	15	719,570,905	494,556,385	544,462,074
Long-term payables relating to license agreements	16	16,992,950	24,686,398	—
Other long term liabilities		3,333,333	—	—
Deferred tax liabilities	17	210,913	—	—

Total long-term liabilities		817,709,758	622,497,219	544,462,074

Total liabilities		1,495,071,574	1,518,535,344	1,268,333,246

Commitments	21
Minority interest		38,800,666	38,781,863	—
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorised in 2006, 2005 and 2004, shares issued and outstanding 18,432,756,463 in 2006, 18,301,680,867 in 2005 and 18,232,179,139 in 2004, respectively	18	7,373,103	7,320,673	7,292,872
Warrants	19	32,387	32,387	32,387
Additional paid-in capital		3,288,733,078	3,291,407,448	3,289,724,885
Notes receivable from stockholders	19	—	—	(391,375)
Accumulated other comprehensive income		91,840	138,978	387,776
Deferred share-based compensation		—	(24,881,919)	(51,177,675)
Accumulated deficit		(288,810,490)	(244,701,412)	(129,926,585)

Total stockholders’ equity		3,007,419,918	3,029,316,155	3,115,942,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,541,292,158	$4,586,633,362	$4,384,275,531

Net current assets		$372,304,679	$151,426,762	$231,546,687

Total assets less current liabilities		$3,863,930,342	$3,690,595,237	$3,660,404,359

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Operations

(In US dollars, except share data)

		Year ended December 31,
	Notes	2006	2005	2004
			(As Restated, see Note 31)	(As Restated, see Note 31)
Sales	22	$1,465,322,867	$1,171,318,735	$974,664,696
Cost of sales	2	1,338,155,004	1,105,133,544	716,225,372

Gross profit		127,167,863	66,185,191	258,439,324

Operating expenses and income:
Research and development	2	94,170,750	78,865,306	74,113,116
General and administrative	2	47,364,533	35,700,768	54,038,382
Selling and marketing	2	18,231,048	17,713,228	10,383,794
Litigation settlement	24	—	—	16,694,741
Amortization of acquired intangible assets	2	24,393,561	20,946,051	14,368,025
Income from sale of plant and equipment and other fixed assets	10	(43,121,929)	—	—

Total operating expenses (income), net		141,037,963	153,225,353	169,598,058

(Loss) income from operations	27	(13,870,100)	(87,040,162)	88,841,266

Other income (expense):
Interest income		14,916,323	11,355,972	10,587,244
Interest expense		(50,926,084)	(38,784,323)	(13,697,894)
Foreign currency exchange (loss) gain		(21,912,234)	(3,355,279)	8,217,567
Others, net		1,821,337	4,461,925	2,441,057

Total other (expense) income, net		(56,100,658)	(26,321,705)	7,547,974

(Loss) income before income tax		(69,970,758)	(113,361,867)	96,389,240
Income tax credit (expense)	17	24,927,744	(284,867)	(186,044)
Minority interest		(18,803)	251,017	—
Loss from equity investment	12	(4,201,247)	(1,379,110)	—

Net (loss) income before cumulative effect of a change in accounting principle		(49,263,064)	(114,774,827)	96,203,196
Cumulative effect of a change in accounting principle	3	5,153,986	—	—

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Consolidated Statements of Operations

(In US dollars, except share data)

		Year ended December 31,
	Notes	2006	2005	2004
			(As Restated, see Note 31)	(As Restated, see Note 31)
Net (loss) income		$(44,109,078)	$(114,774,827)	$96,203,196

Deemed dividends on preference shares	29	—	—	18,839,426

(Loss) income attributable to holders of ordinary shares		$(44,109,078)	$(114,774,827)	$77,363,770

On the basis of net loss before accounting change per share, basic	20	$(0.00)	$(0.01)	$0.01

On the basis of net loss before accounting change per share, diluted	20	$(0.00)	$(0.01)	$0.00

Cumulative effect of an accounting change per share, basic and diluted	20	$0.00	$—	$—

(Loss) income per share, basic	20	$(0.00)	$(0.01)	$0.01

(Loss) income per share, diluted	20	$(0.00)	$(0.01)	$0.00

Shares used in calculating basic (loss) income per share	20	18,334,498,923	18,184,429,255	14,199,163,517

Shares used in calculating diluted (loss) income per share	20	18,334,498,923	18,184,429,255	17,934,393,066

The accompanying notes are an integral part of these consolidated financial statements.

106    Semiconductor Manufacturing International Corporation Annual Report 2006

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(In US dollars, except share data)

	Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D convertible shares		Ordinary
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857	242,595,000	97,038
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286	—	—
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365	—	—
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)	14,927,787,480	5,971,115
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$ 37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—	3,030,303,000	1,212,121
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—	136,640	55
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—	23,957,830	9,583
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	20,766,689	8,307
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(13,367,500)	(5,347)
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income <1>	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	—	—	—	—	—	—	—	—	—	—	—	18,232,179,139	7,292,872

Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	75,617,262	30,247
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(6,115,534)	(2,446)
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss <1>	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	18,301,680,867	$7,320,673

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	132,744,596	53,098
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(1,669,000)	(668)
Deferred stock compensation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss <1>	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Realized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2006	—	$—	—	$—	—	$—	—	$—	—	—	$—	$—	18,432,756,463	$7,373,103

					Accumulated other Comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total Stockholders equity	Comprehensive income (loss)
	Warrants	Additional Paid-in capital	Subscription receivable from stockholders	Notes receivables from stockholders

Balance at December 31, 2003	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	(65,974,677)
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	27,663,780	308,141,738	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	(65,373,769)	59,917,012	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$ 37,007,406)	—	1,015,647,030	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	18,839,426	—	—	—	—	(18,839,426)	—	—
Net income <1>	—	—	—	—	—	—	96,203,196	96,203,196	$96,203,196
Foreign currency translation adjustments	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized loss on investments	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	32,387	3,289,724,885	—	(391,375)	387,776	(51,177,675)	(129,926,585)	3,115,942,285	$96,391,145

Net profit of a subsidiary attributable to minority interest upon injection	—	(32,880)	—	—	—	—	—	(32,880)
Exercise of stock options	—	2,371,933	—	—	—	—	—	2,402,180
Repurchase of restricted ordinary shares	—	(96,583)	—	—	—	—	—	(99,029)
Collection of note receivables from employees	—	—	—	391,375	—	—	—	391,375
Deferred stock compensation, net	—	(559,907)	—	—	—	26,295,756	—	25,735,849
Net loss <1>	—	—	—	—	—	—	(114,774,827)	(114,774,827)	$114,774,827)
Foreign currency translation adjustments	—	—	—	—	(192,246)	—	—	(192,246)	(192,246)
Unrealized loss on investments	—	—	—	—	(56,552)	—	—	(56,552)	(56,552)

Balance at December 31, 2005	$32,387	$3,291,407,448	$—	$—	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155	$(115,023,625)

Exercise of stock options	—	3,912,210	—	—	—	—	—	3,965,308
Repurchase of restricted ordinary shares	—	(57,522)	—	—	—	—	—	(58,190)
Deferred stock compensation adjustment	—	(24,881,919)	—	—	—	24,881,919	—	—
Amortization of stock compensation	—	23,506,847	—	—	—	—	—	23,506,847
Cumulative effect of a change in accounting principle	—	(5,153,986)	—	—	—	—	—	(5,153,986)
Net loss <1>	—	—	—	—	—	—	(44,109,078)	(44,109,078)	(44,109,078)
Foreign currency translation adjustments	—	—	—	—	(16,885)	—	—	(16,885)	(16,885)
Realized loss on investments	—	—	—	—	(30,253)	—	—	(30,253)	(30,253)

Balance at December 31, 2006	$32,387	$3,288,733,078	$—	$—	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

<1>	As restated. See Note 31, “Restatements” in the notes to consolidated financial statements for related discussions.

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation Annual Report 2006    107

Consolidated Statements of Cash Flows

(In US dollars, except share data)

	Year ended December 31,
	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Operating activities:
(Loss) income attributable to holders of ordinary shares	$(44,109,078)	$(114,774,827)	$77,363,770
Less: Cumulative effect of a change in accounting principle	(5,153,986)	—	—
Add: Deemed dividends on preference shares	—	—	18,839,426

Net (loss) income	(49,263,064)	(114,774,827)	96,203,196
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	18,803	(251,017)	—
Gain on disposal of plant and equipment	(43,121,929)	(3,001,881)	(733,822)
Depreciation and amortization	919,616,493	769,471,853	456,960,522
Non-cash interest expense on promissory note and long-term payable relating to license agreements	5,702,607	5,395,177	—
Amortization of acquired intangible assets	24,393,561	20,946,051	14,368,025
Share-based compensation	23,506,847	25,735,849	27,011,078
Loss from equity investment	4,201,247	1,379,110	—
Changes in operating assets and liabilities:
Accounts receivable, net	(10,851,061)	(72,145,627)	(78,649,770)
Inventories	(83,941,316)	(47,219,784)	(74,093,973)
Prepaid expense and other current assets	(8,926,442)	(5,172,942)	2,551,664
Accounts payable	24,705,615	26,425,817	49,235,998
Accrued expenses and other current liabilities	(14,722,249)	41,469,028	25,657,519
Income tax payable	72,417	(152,000)	152,000
Other long term liabilities	3,333,333	—	—
Deferred tax assets	(25,286,900)	—	—
Deferred tax liabilities	210,913	—	—

Net cash provided by operating activities	769,648,875	648,104,807	518,662,437

Investing activities:
Purchase of plant and equipment	(882,580,833)	(872,519,397)	(1,838,773,389)
Proceeds from government grant to purchase plant and equipment	2,208,758	18,538,886	—
Proceeds from disposal of plant and equipment	4,044,702	11,750,109	1,343,003
Proceeds received from sale of assets held for sale	12,716,742	6,434,115	8,215,128
Purchase of acquired intangible assets	(9,573,524)	(11,167,883)	(7,307,996)
Purchase of short-term investments	(135,058,817)	(19,817,525)	(66,224,919)
Purchase of equity investment	—	(19,200,000)	—
Sale of investments held to maturity	—	—	3,004,297
Sale of short-term investments	90,873,820	26,329,298	72,957,324

Net cash used in investing activities	(917,369,152)	(859,652,397)	(1,826,786,552)

108    Semiconductor Manufacturing International Corporation Annual Report 2006

Consolidated Statements of Cash Flows

(In US dollars, except share data)

	Year ended December 31,
	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Financing activities:
Proceeds from short-term borrowings	255,003,999	394,158,994	91,000,000
Repayment of short-term borrowings	(449,485,081)	(219,677,912)	—
Repayment of note payable to stockholder for land use rights	—	—	(12,778,797)
Proceeds from long-term debt	785,344,546	253,432,612	256,487,871
Repayment of long-term debt	(635,613,638)	(249,244,093)	—
Repayment of promissory note	(30,000,000)	(30,000,000)	(15,000,000)
Payment of loan initiation fee	(3,596,938)	—	—
Proceeds from issuance of Series D convertible preference shares	—	—	30,000,000
Proceeds from issuance of ordinary shares from initial public offering	—	—	1,016,859,151
Collection of subscription receivables, net	—	—	105,420,031
Proceeds from exercise of employee stock options	3,907,118	2,303,151	681,339
Collection of notes receivables from employees	—	391,376	35,245,774
Change in deposits received from stockholders	—	—	(38,151,407)
Proceeds from minority investor (note 1)	—	39,000,025	—

Net cash (used in) provided by financing activities	(74,439,994)	190,364,153	1,469,763,962

Effect of exchange rate changes	(16,885)	(192,246)	256,389

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(222,177,156)	(21,375,683)	161,896,236
CASH AND CASH EQUIVALENTS, beginning of year	585,796,887	607,172,570	445,276,334

CASH AND CASH EQUIVALENTS, end of year	$363,619,731	$585,796,887	$607,172,570

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$164,409	$436,867	$34,044

Interest paid	$46,808,533	$47,113,456	$20,104,223

Semiconductor Manufacturing International Corporation Annual Report 2006    109

Consolidated Statements of Cash Flows

(In US dollars, except share data)

	Year ended December 31,
	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Note payable waived by stockholder in exchange for land use rights	$—	$—	$(14,239,246)
Series D convertible preference shares issued to acquireassets and assume liabilities from Motorola and MCEL	$—	$—	$278,180,024
Issuance of Series D convertible preference share warrants	$—	$—	$27,663,780
Series D convertible preference shares issued in exchange for certain software licenses	$—	$—	$5,060,256
Series B convertible preference shares issued in exchange for acquired intangible assets	$—	$—	$2,739,853
Series B convertible preference shares issued to a service provider	$—	$—	$45,090
Conversion of preference shares into ordinary shares upon initial public offering	$—	$—	$5,971,115
Ordinary shares and warrants issued to a service provider	$—	$—	$(79,590)
Ordinary shares issued in exchange for equipment	$—	$—	$5,222,180
Ordinary and preference shares issued in exchange for employee note receivable	$—	$—	$(388,924)
Inception of accounts payable for plant and equipment	$(165,828,795)	$(143,723,643)	$(272,164,643)
Issuance of promissory note for acquired intangible assets	$—	$(132,496,437)	$—
Inception of long-term payable for acquired intangible assets	$(16,992,950)	$(24,686,398)	$—
Inception of other receivable for sales of manufacturing equipment	$70,544,560	$5,490,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

110    Semiconductor Manufacturing International Corporation Annual Report 2006

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(In U.S. dollars, except where otherwise stated)

1.	Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2006 include the following:

Name of company	Place and date of incorporation/ establishment	Attributable equity interest held	Principal activity
Garrison Consultants Limited (“Garrison”)	Samoa April 5, 2000	100%	Provision of consultancy services

Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation)*	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	The PRC, November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”)	Cayman Islands July 26, 2004	56.67%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	56.67%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation (“Solar Cell”)	Cayman Island June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	The PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

SMIC (Chengdu) Development Corporation*#	The PRC December 29, 2005	100%	Construction, operation, management of SMICD’s and quarter, schools, living and supermarket

Magnificent Tower Limited	British Virgin Islands, January 5, 2006	100%	Investment holding

*	Companies registered as wholly foreign-owned enterprises in the PRC.
#	For identification purposes only

Semiconductor Manufacturing International Corporation Annual Report 2006    111

1.	Organization and Principal Activities (Continued)

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks.

In 2004, the Company incorporated AT and SMICD, a wholly owned subsidiary of AT. In 2005, AT issued redeemable convertible preference shares to a third party for cash consideration of US$39 million, representing 43.33% equity interest of AT.

2.	Reclassifications of Certain Accounts

(a)	In 2005, the Company has reclassified the amortization of share-based compensation in the same lines as cash compensation paid to the same employees in accordance with SAB 107, Share-Based Payment. The comparative figures of the prior years have been reclassified to conform to this presentation.

(b)	Commencing with the first quarter ended March 31, 2005, the Company reclassified the amortization expenses related to acquired intangible assets into a separate line item. The comparative figures of the prior years have been reclassified to conform to this presentation.

3.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. Minority interest is recorded as a reduction of the reported income or expense unless the amount would result in a reduction of expense for which the minority partner would not be responsible.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment on long- lived assets, accruals for sales adjustments, other liabilities, contingencies and share-based compensation expenses.

112    Semiconductor Manufacturing International Corporation Annual Report 2006

3.	Summary of Significant Accounting Policies (Continued)

(d)	Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for semiconductor manufacturing services; competitive pressures due to excess capacity or price reductions; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f)	Investments

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified either as available for sale or trading securities.

Available for sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled.

Trading securities are recorded at fair value with unrealized gains and losses classified as earnings.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, shot-term investments, accounts receivable and receivable for sale of manufacturing equipments. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2006, 2005 and 2004, inventory was written down by US$16,106,471, US$13,808,698 and US$10,506,374, respectively, to reflect the lower of coat or market.

Semiconductor Manufacturing International Corporation Annual Report 2006    113

3.	Summary of Significant Accounting Policies (Continued)

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.

(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization and impairment. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2006. The Company had no goodwill as of December 31, 2006, 2005 and 2004.

(l)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making, testing and probing, and revenue is recognized when the services are completed.

114    Semiconductor Manufacturing International Corporation Annual Report 2006

3.	Summary of Significant Accounting Policies (Continued)

(m)	Revenue recognition (Continued)

Customers have the rights of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for its costs to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

(n)	Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$4,798,002, US$7,617,123 and US$7,531,038, net of government subsidies of US$22,396,613, US$3,990,606 and US$nil in 2006, 2005 and 2004, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets.

	For the year ended December 31
	2006	2005	2004
Total actual interest expense	$78,120,699	$50,392,052	$21,228,932
Less: Government subsidy	22,396,613	3,990,606	—
Less: Capitalized interest	4,798,002	7,617,123	7,531,038

Net interest expense	$50,926,084	$38,784,323	$13,697,894

(o)	Government subsidies

The Company receives government subsidies in the following five forms:

(1)	Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies of US$13,878,353, US$12,390,652 and US$nil in 2006, 2005 and 2004, respectively, which were calculated based on the interest expense on the Company’s budgeted borrowings. The Company recorded government subsidies as a reduction of interest expense.

(2)	Value added tax refunds

The Company received subsidies of US$82,960, US$3,747,951 and US$1,949,265 in 2006, 2005 and 2004, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the cost of sales.

(3)	Sales tax refunds

The Company received sales tax refunds of US$97,079, US$609,461 and US$573,992 in 2006, 2005 and 2004, respectively, which were recorded as an offset of the general and administrative expenses.

Semiconductor Manufacturing International Corporation Annual Report 2006    115

3.	Summary of Significant Accounting Policies (Continued)

(o)	Government subsidies (Continued)

(4)	Government awards

The Company received government awards of US$11,886,551 and US$3,270,242 in the form of reimbursement of certain expenses in 2006 and 2005, respectively. Accordingly these awards were recorded as reduction of expenses.

The Company received US$1,449,888 in 2004 in recognition of the Company’s efforts to attract and retain talents with overseas experience in the high technology industry. The government recognition awards were recorded as other income in 2004 since the Company was awarded for its overall effort in attraction and retention of such talents but not for specific projects.

(5)	Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

The Company received a subsidy of US$2,208,758 in 2006 as reimbursement of land use right payment, which has been used to offset the cost of the land use right.

The Company received a subsidy of US$18,538,886 in 2005, which was used to offset the account of plant and equipment as they were strictly related to the construction of an assembly and testing plant.

(p)	Research and development costs

Research and development costs are expensed as incurred.

(q)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

116    Semiconductor Manufacturing International Corporation Annual Report 2006

3.	Summary of Significant Accounting Policies (Continued)

(r)	Foreign currency translation

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.

(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as foreign currency translation adjustments and unrealized gains/ losses on short-term investments. Comprehensive income (loss) is reported in the statement of stockholders’ equity.

(u)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings, promissory note, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term payables relating to license agreements, long-term debt and payables approximates fair value due to variable interest rates that approximate market rates.

Semiconductor Manufacturing International Corporation Annual Report 2006    117

3.	Summary of Significant Accounting Policies (Continued)

(v)	Share-based compensation

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, no expense was recognized for options to purchase the Company’s ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services.

Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized a benefit of US$5.2 million as a result of the cumulative effect of a change in accounting principle, in relating to the forfeiture rate applied on the unvested portion of the stock options. Basic and diluted net loss per share for the year ended December 31, 2006 would have been US$0.0025.

The Company’s total actual share-based compensation expense for the year ended December 31, 2006, 2005 and 2004 was US$23,506,847 and US$25,735,849 and US$27,011,078, respectively.

118    Semiconductor Manufacturing International Corporation Annual Report 2006

3.	Summary of Significant Accounting Policies (Continued)

(v)	Share-based compensation (Continued)

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, for the periods prior to January 1, 2006, the Company’s pro forma loss would have been as follows:

	Year ended December 31,
	2005	2004
(Loss) income attributable to holders of ordinary shares	$(114,774,827)	$77,363,770
Add: Stock compensation as reported	25,735,849	27,011,078
Less: Stock compensation determined using the fair value method	(32,997,627)	(37,486,703)

Pro forma (loss) income attributable to holders of ordinary shares	$(122,036,605)	$66,888,145

(Loss) income per share:
Basic – pro forma	$(0.01)	$0.00
Diluted – pro forma	$(0.01)	$0.00

Basic – as reported	$(0.01)	$0.01
Diluted – as reported	$(0.01)	$0.00

The weighted-average grant-date fair value of options granted during the year 2006, 2005 and 2004 was US$0.05, US$0.05 and US$0.17, respectively.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Average risk-free rate of return	4.72%	4.16%	2.64%
Weighted average expected term	2-4 years	1-4 years	0.5-4 years
Volatility rate	32.69%	30.39%	52.45%
Expected dividend	—	—	—

Semiconductor Manufacturing International Corporation Annual Report 2006    119

3.	Summary of Significant Accounting Policies (Continued)

(w)	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company has the following notional amount of derivative instruments:

	December 31,
	2006	2005	2004
Forward foreign exchange contracts	$35,660,177	$245,622,512	$61,034,335
Interest rate swap contracts	265,947,874	340,000,000	—

	$301,608,051	$585,622,512	$61,034,335

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Reminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2006, 2005 and 2004, gains and losses on the foreign currency forward exchange contracts were recognized in the statement of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

As of December 31, 2005
Japanese Yen	22,097,665,000	$188,659,310
European Euro	47,900,000	56,881,250
Renminbi	661,400	81,952

		$245,622,512

As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
USD	46,428,200	5,609,642

		$61,034,335

120    Semiconductor Manufacturing International Corporation Annual Report 2006

3.	Summary of Significant Accounting Policies (Continued)

(w)	Derivative financial instruments (Continued)

In 2006 and 2005, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2006 and 2005, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006 and 2005, the Company had outstanding interest rate swap contracts with notional amounts of US$250,000,000 and US$340,000,000, respectively.

In addition to the abovementioned interest rate swap contracts, in 2006, the Company entered into a cross-currency interest rate swap agreement to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2006, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006, the Company had outstanding cross-currency interest rate swap contracts with notional amounts of US$15,947,874.

The fair values of each derivative instrument are as follows:

	December 31
	2006	2005	2004
Forward foreign exchange contracts	$(2,694,415)	$(2,607,714)	$(283,344)
Interest rate swap contracts	(5,317,837)	(1,270,811)	—

	$(8,012,252)	$(3,878,525)	$(283,344)

As of December 31, 2006, 2005 and 2004, the fair value of these derivative instruments was recorded in accrued expenses and other current liabilities, with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contract and cross currency interest rate swap contracts recorded as part of interest expense.

Semiconductor Manufacturing International Corporation Annual Report 2006    121

3.	Summary of Significant Accounting Policies (Continued)

(x)	Recently issued accounting standards

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments acquired, issued or subject to re- measurement (new basis) event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of SFAS No. 155 on its consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged. The Company is currently evaluating the impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company is currently evaluating the impact, if any, of SFAS157 on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.

122    Semiconductor Manufacturing International Corporation Annual Report 2006

3.	Summary of Significant Accounting Policies (Continued)

(y)	Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(z)	Share split

On March 18, 2004, the Company effected a 10-for-1 share split immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

4.	Motorola Asset Purchase and License Agreements

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assume certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for US$0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for US$0.01 per share in exchange for US$30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company agreed to issue Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for US$0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at US$0.01 per share. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at US$0.01 per share.

5.	Accounts Receivable, Net of Allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

Semiconductor Manufacturing International Corporation Annual Report 2006    123

5.	Accounts Receivable, Net of Allowances (Continued)

An aging analysis of trade debtors is as follows:

	2006	2005	2004
Current	$213,539,198	$192,303,054	$148,502,815
Overdue:
Within 30 days	31,611,729	38,017,540	15,901,323
Between 31 to 60 days	5,879,705	2,528,249	2,656,964
Over 60 days	1,154,343	8,485,071	2,127,185

	$252,184,975	$241,333,914	$169,188,287

Net of Allowance for doubtful accounts	$(4,048,845)	$(1,091,340)	$(1,105,165)

The change in the allowance for doubtful accounts is as follows:

	2006	2005	2004
Balance, beginning of year	$1,091,340	$1,105,165	$114,473
Provision for the year	2,957,505	—	990,692
Reversal in the year	—	(13,825)	—

Balance, end of year	$4,048,845	$1,091,340	$1,105,165

6.	Investments

Available-for-sale security

The following is a summary of short-term available-for-sale listed securities:

		December 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Mutual fund	$52,866,825	$0	$—	$52,866,825

		December 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Commercial paper	$3,482,033	$9,450	$—	$3,491,483
Mutual fund	10,283,573	20,803	—	10,304,376

	$13,765,606	$30,253	$—	$13,795,859

124    Semiconductor Manufacturing International Corporation Annual Report 2006

6.	Investments (Continued)

		December 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184

	$20,277,379	$86,805	$—	$20,364,184

Trading security

As of December 31, 2006, the Company also held certain trading securities with costs of US$5,000,000 and fair value of US$5,083,778.

7.	Inventories

	2006	2005	2004
Raw materials	$89,431,781	$55,697,982	$39,336,929
Work in progress	150,506,509	115,210,052	83,953,481
Finished goods	35,240,662	20,329,602	20,727,442

	$275,178,952	$191,237,636	$144,017,852

8.	Assets Held for Sale

Assets held for sale represent residential real estate that the Company has constructed for its employees. In 2004, the Company had sold residential real estate with a carrying value of US$12,089,113 to employees for US$12,778,062, which resulted in a gain on disposition of US$688,949. The Company has reclassified the majority of the unsold residential real estate units of US$18,670,278 to land use rights, plant and equipment and recorded a cumulative adjustment for depreciation expense of US$1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. The remaining balance of assets held for sale as of December 31, 2004 was US$1,831,972, representing 44 sets of the residential real estate units.

In 2005, the Company sold residential real estate units with a carrying value of US$1,679,818 for US$2,322,409, which resulted in a gain on disposal of US$642,591. Meanwhile, the Company has reclassified the remaining unsold real estate units of US$152,154 to land use rights, plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of US$7,352, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. No residential real estate was classified as assets held for sale as of December 31, 2005.

In 2006, the Company decided to offer employees additional residual real estate, and classified the US$17,097,675 carrying value as assets held for sale. Meanwhile, the Company sold residential real estate units with a carrying value of US$7,676,946 for US$8,934,560, which resulted in a gain on disposal of US$1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was US$9,420,729, representing 213 sets of residential real estate units.

Semiconductor Manufacturing International Corporation Annual Report 2006    125

9.	Land Use Rights, Net

	2006	2005	2004
Land use rights (50 – 70 years)	$42,485,856	$38,504,311	$42,412,453
Less: accumulated amortization	(4,162,523)	(3,736,793)	(3,214,679)

	$38,323,333	$34,767,518	$39,197,774

10.	Plant and Equipment, Net

	2006	2005	2004
Buildings	$269,721,109	$212,205,753	$203,375,644
Facility, machinery and equipment	435,112,058	382,928,570	339,852,626
Manufacturing machinery and equipment	4,539,566,491	3,810,671,778	2,838,231,084
Furniture and office equipment	61,979,029	75,696,024	51,932,370
Transportation equipment	1,666,185	1,581,493	1,324,144

	5,308,044,872	4,483,083,618	3,434,715,868
Less: accumulated depreciation and amortization	(2,314,667,455)	(1,515,923,860)	(772,416,194)
Construction in progress	251,023,405	318,471,373	649,624,925

	$3,244,400,822	$3,285,631,131	$3,311,924,599

In 2006, the Company sold plant, equipment and other fixed assets with a carrying value of US$34,231,116 for US$77,353,045, which resulted in a gain on disposal of US$43,121,929.

The plant and equipment were sold to a government-owned foundry based in Chengdu, Sichuan province, to which SMIC is also contracted to provide management services.

11.	Acquired Intangible Assets, Net

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Cost:
Technology	$20,256,328	$17,406,681	$15,674,853
Licenses	49,308,145	36,739,470	12,768,057
Patent licenses	65,297,639	65,297,639	67,122,391

	$134,862,112	$119,443,790	$95,565,301

Accumulated Amortization:
Technology	(13,712,517)	(9,065,285)	(5,232,801)
Licenses	(12,135,592)	(5,618,381)	(1,702,470)
Patent licenses	(37,321,505)	(24,092,387)	(10,894,731)

	(63,169,614)	(38,776,053)	(17,830,002)

Acquired intangible assets, net	$71,692,498	$80,667,737	$77,735,299

126    Semiconductor Manufacturing International Corporation Annual Report 2006

11.	Acquired Intangible Assets, Net (Continued)

2006

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for US$15,418,322.

2005

In addition, the Company entered into several technology, patent, and license agreements with third parties whereby the Company purchased licenses for US$23,878,489.

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at US$0.01 per share in exchange for certain licenses from Motorola, which was valued at US$15,000,000 (see Note 4).

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at US$5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for US$28,217,249.

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of US$24,393,561, US$20,946,051 (As Restated, See Note 31) and US$14,368,025 in 2006, 2005 and 2004 respectively. The Company will record amortization expenses related to the acquired intangible assets of US$23,291,713, US$19,194,945, US$8,864,510, US$3,106,196, and US$366,459 for 2007, 2008, 2009, 2010 and 2011 respectively.

Semiconductor Manufacturing International Corporation Annual Report 2006    127

12.	Equity Investment

	December 31, 2006
	Carrying Amount	% of Ownership
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$13,619,643	30

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of US$19,200,000 into Toppan SMIC, representing its 30% ownership. In 2006 and 2005, the Company recorded US$4,201,247 and US$1,379,110, respectively, as its share of the net loss of the equity investment. As of December 31, 2006, the share of net loss of the equity investment balance to be carried forward amounted to US$5,580,357.

13.	Accounts Payable

An aging analysis of the accounts payable is as follows:

	2006	2005	2004
Current	$238,864,239	$209,142,167	$307,396,991
Overdue:
Within 30 days	43,364,820	22,479,945	38,803,625
Between 31 to 60 days	9,594,873	4,593,542	4,351,844
Over 60 days	17,305,267	26,102,778	13,781,153

	$309,129,199	$262,318,432	$364,333,613

128    Semiconductor Manufacturing International Corporation Annual Report 2006

14.	Promissory Note

In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 11 and Note 24. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of US$175,000,000 as the settlement consideration. The Company has recorded a discount of US$17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid US$30,000,000 and US$30,000,000 in 2006 and 2005 respectively, and the outstanding promissory notes are as follows:

	December 31, 2006
Maturity	Face value	Discounted value
2007	$30,000,000	$29,242,001
2008	30,000,000	28,259,668
2009	30,000,000	27,310,335
2010	25,000,000	22,031,654

	115,000,000	106,843,658
Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$85,000,000	$77,601,657

	December 31, 2005
Maturity	Face value	Discounted value
2006	$30,000,000	$29,242,001
2007	30,000,000	28,259,668
2008	30,000,000	27,310,335
2009	30,000,000	26,392,893
2010	25,000,000	21,291,540

	145,000,000	132,496,437
Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$115,000,000	$103,254,436

The promissory note was interest free, and the present value was discounted using the weighted-average of the Company’s borrowing rate.

In 2006 and 2005, the Company recorded interest expense of US$4,347,221 and US$4,527,146 respectively, relating to the amortization of the discount.

Semiconductor Manufacturing International Corporation Annual Report 2006    129

15.	Indebtedness

Short-term and long-term debts are as follows:

	2006	2005	2004
Short-term borrowings from commercial banks (a)	$71,000,000	$265,481,082	$91,000,000

Long-term debt by contracts (b):
Shanghai phase I USD syndicate loan	$—	$259,200,000	$432,000,000
Shanghai phase I RMB syndicate loan	—	—	47,966,446
Shanghai phase II USD syndicate loan	—	256,481,965	256,482,000
Shanghai new USD syndicate loan	274,420,000	—	—
Beijing USD syndicate loan	600,000,000	224,955,000	—
EUR syndicate loan	15,947,873	—	—

	$890,367,873	$740,636,965	$736,448,446

Long-term debt by repayment schedule:
2005	$—	$—	$191,986,372
2006	—	246,080,580	265,267,355
2007	170,796,968	197,173,071	169,273,861
2008	290,446,968	148,265,571	73,280,572
2009	290,446,968	111,625,243	36,640,286
2010	138,676,969	37,492,500	—

	890,367,873	740,636,965	736,448,446

Less: current maturities of long-term debt	170,796,968	246,080,580	191,986,372

Non-current maturities of long-term debt	$719,570,905	$494,556,385	$544,462,074

(a)	Short-term borrowings from commercial banks

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to US$253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down US$91,000,000 under these credit agreements and US$162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2004 was US$360,071. The interest rate on the loan ranged from 1.77% to 3.57% in 2004.

As of December 31, 2005, the Company had fifteen short-term credit agreements that provided total credit facilities up to approximately US$431 million on a revolving credit basis. As of December 31, 2005, the Company had drawn down approximately US$265 million under these credit agreements and approximately US$166 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2005 was US$8,987,676. The interest rate on the loan ranged from 2.99% to 5.73% in 2005.

130    Semiconductor Manufacturing International Corporation Annual Report 2006

15.	Indebtedness (Continued)

(a)	Short-term borrowings from commercial bank (Continued)

As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities up to US$474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down US$71 million under these credit agreements and US$403 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2006 was US$8,471,823. The interest rate on the loan ranged from 3.62% to 6.52% in 2006.

(b)	Long-term debt

Shanghai Phase I USD syndicate loan

In December 2001, the SMIS entered into a long-term debt agreement with a syndicate of financial institutions based in the P.R.C. for US$432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIS had fully utilized the loan amount. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2005 in five semi-annual installments of US$86,400,000. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below. The interest expense incurred in 2006, 2005 and 2004 was US$6,587,140, US$16,499,858 and US$14,014,698, respectively, of which US$783,538, US$3,631,872 and US$6,396,254 was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.

Shanghai Phase I RMB syndicate loan

SMIS had a RMB denominated line of credit of RMB 396,960,000 (approximately US$48 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIS had fully drawn down on the line of credit. The interest rate for the loan was calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The annual interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005 and 2004 was US$1,649,858 and US$2,451,885, respectively, of which US$362,172 and US$1,134,784 was capitalized as additions to assets under construction in 2005 and 2004, respectively. As of December 31, 2006 and 2005, the borrowing was fully repaid.

Shanghai Phase II USD syndicate loan

In January 2004, the SMIS entered into the second phase long-term facility arrangement for US$256,481,965 with the same financial institutions. As of December 31, 2005 and 2004, SMIS had fully utilized the loan. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2006 in seven semi- annual installments of US$36,640,286. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest expense incurred in 2006, 2005 and 2004 was US$7,185,813, US$12,470,302 and US$3,890,105, of which US$854,749, US$2,743,173 and $nil was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below.

In connection with the second phase long-term facility arrangement, SMIS has a RMB denominated line of credit of RMB 235,678,000 (US$28,476,030). As of December 31, 2004, SMIS had no borrowings on this line of credit. In 2005, SMIS fully utilized the facility and then repaid in full prior to December 31, 2005. The interest expense incurred in 2005 was US$25,625.

Semiconductor Manufacturing International Corporation Annual Report 2006    131

15.	Indebtedness (Continued)

(b)	Long-term debt (Continued)

Shanghai New USD syndicate loan

In June, 2006, SMIS entered into a new long-term facility agreement with the aggregate principal amount of US$600,000,000, with a consortium of international and PRC banks. Of this principal amount, US$393,000,000 was used to repay the principal amount outstanding under SMIS’s phase I and phase II bank facilities. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIS. The remaining facility balance is available for drawdown until December 2007. As of December 31, 2006, SMIS had drawn down US$393,000,000 from this facility. The principle amount is repayable starting from December 2006 in ten semi- annual installments. In December 2006, SMIS had repaid the first installment of US$23,580,000 according to the repayment schedule and had repaid an additional US$95,000,000. As of December 31, 2006, the remaining balance of this borrowing is US$274,420,000. In 2006, the interest rate on the loan ranged from 6.46% to 6.72%. The interest expense incurred in 2006 was US$13,522,886, of which US$1,624,224 was capitalized as additions to assets under construction in 2006.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment at the original cost of US$1,899 million as of December 31, 2006. The registration of the mortgage was in process as of December 31, 2006.

Beijing USD syndicate loan

In May 2005, SMIB entered into a five-year loan facility in the aggregate principal amount of US$600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2006 and 2005, the outstanding balance was US$600,000,000 and US$224,955,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In 2006, the interest rate range on the loan ranged from 6.26% to 7.17%. The interest expense incurred in 2006 and 2005 was US$28,525,628 and US$3,991,080, of which US$450,516 and US$879,906 was capitalized as additions to assets under construction in 2006 and 2005 respectively.

The total outstanding balance of Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,058 million as of December 31, 2006.

EUR syndicate loan

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) twenty months after the agreement sign off date or (ii) the date which the loans have been fully drawn down. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual instalments starting from May 6, 2006. In 2006, SMIT had drawn down EUR15,122,775, which was equal to US$19,934,841, and repaid the first two installments with an aggregated amount of EUR3,024,555, which was equal to US$3,986,968. As of December 31, 2006, the remaining balance is EUR12,098,220, with the US dollar equivalent of US$15,947,873. In 2006, the interest rate loan ranged from 3.41% to 3.95%. The interest expense incurred in 2006 was US$279,908, of which US$65,072 was capitalized as additions to assets under construction in 2006.

The total outstanding balance of the facility is collateralized by certain plant and equipment at the original cost of EUR17.8 million as of December 31, 2006.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2006.

132    Semiconductor Manufacturing International Corporation Annual Report 2006

16.	Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2006 and 2005 are as follows:

	December 31, 2006
Maturity	Face value	Discounted value
2007	$13,000,000	$12,690,471
2008	10,000,000	9,322,990
2009	8,500,000	7,669,960

	31,500,000	29,683,421

Less: Current portion of long-term payables	13,000,000	12,690,471

Long-term portion of long-term payables	$18,500,000	$16,992,950

	December 31, 2005
Maturity	Face value	Discounted value
2006	$7,000,000	$6,791,990
2007	9,000,000	8,381,854
2008	10,000,000	8,941,284
2009	8,500,000	7,363,260

	34,500,000	31,478,388

Less: Current portion of long-term payables	7,000,000	6,791,990

Long-term portion of long-term payables	$27,500,000	$24,686,398

These long-term payables were interest free, and the present value was discounted using the weighted-average of the Company’s borrowing rate.

The current portion of other long-term payables is recorded as part of “accrued expenses and other current liabilities” in the balance sheet.

In 2006 and 2005, the Company recorded interest expense of US$1,355,386 and US$868,032 relating to the amortization of the discount.

Semiconductor Manufacturing International Corporation Annual Report 2006    133

17.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. SMIC Shanghai is in the third year of receiving exemption from FEIT. While as of December 31, 2006, SMIC Beijing and Tianjin are still in a cumulative operating loss.

According to PRC tax regulations, the Company’s Chengdu subsidiary is entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to December 31, 2006, Chengdu subsidiary is still in the process of applying for the tax holiday. As of December 31, 2006, the Chengdu subsidiary is still in a cumulative operating loss.

The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America and Europe. In 2006, 2005 and 2004, the Company’s US subsidiary had recorded current income tax expense of US$31,030, US$223,846 and US$186,044, respectively. In 2006, 2005 and 2004, the Company’s Europe subsidiary had recorded current income tax expense of US$112,671, US$46,981 and US$nil, respectively. The Company had minimal taxable income in Japan.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes by location of the tax jurisdiction for the year ended December 31, 2006, 2005 and 2004 are as follows:

	December 31
	2006	2005	2004
Domestic
– Current	$4,542	$14,040	$—
– Deferred	(25,075,987)	—	—

Foreign
– Current	$143,701	$270,827	$186,044
– Deferred	—	—	—

	$(24,927,744)	$284,867	$186,044

134    Semiconductor Manufacturing International Corporation Annual Report 2006

17.	Income Taxes (Continued)

Temporary differences and carry forwards that give rise to deferred tax assets and liabilities are as follows:

	2006	2005	2004
Deferred tax assets:
Allowances and reserves	$1,962,410	$1,682,244	$967,968
Start-up costs	958,105	1,844,170	2,566,628
Net operating loss carry forwards	5,201,545	5,172,687	—
Unrealized exchange loss	47,860	295,646	—
Depreciation of fixed assets	33,715,867	—	—
Subsidy on long lived assets	295,654	—	—
Accrued sales return	137,719	23,764	—

Total deferred tax assets	$42,319,160	$9,018,511	$3,534,596

Deferred tax liability:
Capitalized interest	$(210,913)	$(113,490)	$(92,032)
Unrealized exchange gain	—	—	(9,937)
Valuation allowance	(17,032,260)	(8,905,021)	(3,432,627)

Net deferred tax assets – non-current	$(25,075,987)	$—	$—

As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book bases of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a deferred tax asset of US$33.7 million and assessed a valuation allowance of US$8.4 million. Accordingly, an income tax benefit of US$25.3 million was recorded in 2006.

In 2006, the Company also recognized a deferred tax liability of US$0.2 million, which was relating to the timing differences generated from capitalized interest.

As of December 31, 2006, the Company’s Shanghai, Beijing, Tianjin and Chengdu subsidiaries have net operating losses carried forward of US$334.4 million, of which US$32.2 million, US$129.7 million and US$172.5 million will expire in 2009, 2010 and 2011.

Semiconductor Manufacturing International Corporation Annual Report 2006    135

17.	Income Taxes (Continued)

Reconciliation between the total income tax expense computed by applying the application enterprise income tax rate 15% to the income before income taxes and minority interest in the consolidated statements of operations were as follows:

	2006	2005	2004
Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses not deductible for tax purpose	3.1%	(1.4)%	0.2%
Effect of tax holiday and tax concession	25.0%	12.0%	(39.4)%
Expense (credit) to be recognized in future periods	29.3%	(5.2)%	6.6%
Changes in valuation allowances	(11.9)%	(4.9)%	3.7%
Effect of different tax rate of subsidiaries operating in other jurisdictions	(24.9)%	(15.8)%	14.1%

Effective tax rate	35.6%	(0.3)%	0.2%

18.	Capital Stock

In 2004, the Company issued:

(1)	95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of US$335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of US$18,839,426.

(2)	914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of US$5,060,256 from a strategic technology partner. (see Note 11)

(3)	750,000 Series B convertible preference shares to a strategic partner with a fair value of US$2,739,853. (see Note 11)

(4)	12,343 Series B convertible preference shares to a service provider which was valued at US$45,090.

(5)	3,030,303,000 ordinary shares in connection with the Initial Public Offering (the “IPO”)

(6)	136,640 ordinary shares to a service provider with a fair value of US$17,965.

(7)	23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of US$5,222,180. (see Note 11)

136    Semiconductor Manufacturing International Corporation Annual Report 2006

19.	Stock Options and Warrants

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2006, options to purchase 510,225,118 ordinary shares were outstanding, and options to purchase 806,274,882 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and vest over a requisite service period of 4 years. Following the IPO, the Company no longer issues stock options under the 2001 plan. As of December 31, 2006, options to purchase 487,799,975 ordinary shares were outstanding, and options to purchase 368,139,728 ordinary shares were available for future grant.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value
	Number of options	Weighted average exercise price
Options outstanding at December 31, 2005	1,045,963,402	$0.13
Granted	165,863,560	$0.14
Exercised	(95,328,832)	$0.04
Cancelled	(118,473,037)	$0.17

Options outstanding at December 31, 2006	998,025,093	$0.14	7.43	46,407,772

Vested or expected to vest at December 31, 2006	830,627,032	$0.13	7.27	37,243,894

Exercisable at December 31, 2006	421,826,973	$0.12	6.31	24,277,264

The total intrinsic value of option exercised in the year ended December 31, 2006, 2005 and 2004 was US$5,240,221, US$2,725,661 and US$885,504, respectively.

Semiconductor Manufacturing International Corporation Annual Report 2006    137

19.	Stock Options and Warrants (Continued)

Certain options were granted to non-employees that resulted in a share-based compensation expense of US$584,283, US$828,498 and US$765,557 in 2006, 2005 and 2004, respectively.

Restricted share units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2006, 140,295,146 restricted share units were outstanding and 249,481,557 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of restricted share units activities is as follows:

	Restricted share units		Weighted Average Remaining Contractual Term	Aggregated Fair Value

	Number of share units	Weighted average fair value
Outstanding at December 31, 2005	189,739,191	$0.14
Granted	16,058,864	$0.13
Exercised	(38,041,285)	$0.12
Cancelled	(27,461,624)	$0.13

Outstanding at December 31, 2006	140,295,146	$0.14	8.47	19,574,050

Vested or expected to vest at December 31, 2006	49,555,883	$0.12	8.52	5,998,033

Exercisable at December 31, 2006	272,500	$0.15	8.84	40,880

Pursuant to the 2004 EIP, the Company granted 16,058,864, 122,418,740 and 118,190,824 restricted share units in 2006, 2005 and 2004, respectively, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was US$2,055,597, US$23,348,378 and US$26,001,981 in 2006, 2005 and 2004, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of US$5,452,148, US$7,051,688 and US$3,080,312 in 2006, 2005 and 2004 respectively.

138    Semiconductor Manufacturing International Corporation Annual Report 2006

19.	Stock Options and Warrants (Continued)

Unrecognized compensation cost related to non-vested share-based compensation

As of December 31, 2006, there was US$32,406,172 of total unrecognized compensation cost related to non-vested share- based compensation arrangements granted under the 2001 Stock Option Plan, Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.14 years.

Notes receivable from employees

At December 31, 2005 and 2004, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil and US$391,375, respectively. In 2005, the Company fully collected US$391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2006, 2005 and 2004, the notes earned interest in the aggregate amount of US$nil, US$40,238 and US$641,173, respectively.

As of December 31, 2006, 2005 and 2004 the Company had the following shares subject to repurchase:

	2006	2005	2004
Ordinary shares	16,498,871	35,964,021	203,973,224

Semiconductor Manufacturing International Corporation Annual Report 2006    139

20.	Reconciliation of Basic and Diluted (Loss) Income per Share

The following table sets forth the computation of basic and diluted (loss) income per share for the years indicated:

	2006	2005	2004
(Loss) income attributable to holders of ordinary shares	$(44,109,078)	$(114,774,827)	$77,363,770
Less: Cumulative effect of a change in accounting principle	(5,153,986)	—	—

(Loss) income before cumulative effect of a change in accounting principle	(49,263,064)	(114,774,827)	77,363,770

Basic and diluted:
Weighted average ordinary shares outstanding	18,361,910,033	18,264,791,383	14,441,917,246
Less: Weighted average ordinary shares outstanding subject to repurchase	(27,411,110)	(80,362,128)	(242,753,729)

Weighted average shares used in computing basic income per share	18,334,498,923	18,184,429,255	14,199,163,517

Effect of dilutive securities:
Weighted average preference shares outstanding	—	—	3,070,765,738
Weighted average ordinary shares outstanding subject to repurchase	—	—	242,753,729
Warrants	—	—	102,323,432
Stock options	—	—	264,409,484
Restricted shares units	—	—	54,977,166

Weighted average shares used in computing diluted income per share	18,334,498,923	18,184,429,255	17,934,393,066

On the basis of income per share before cumulative effect of a change in accounting principle, basic	$(0.00)	$(0.01)	$0.01

On the basis of income per share before cumulative effect of a change in accounting principle, diluted	$(0.00)	$(0.01)	$0.00

Cumulative effect of a change in accounting principle per share, basic	$0.00	$—	$—

Cumulative effect of a change in accounting principle per share, diluted	$0.00	$—	$—

Basic (loss) income per share	$(0.00)	$(0.01)	$0.01

Diluted (loss) income per share	$(0.00)	$(0.01)	$0.00

140    Semiconductor Manufacturing International Corporation Annual Report 2006

20.	Reconciliation of Basic and Diluted (Loss) Income per Share (Continued)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2006 and 2005, the Company had 223,818,877 and 306,419,133, respectively, ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2006 and 2005, as their effect would have been antidilutive due to the net loss reported in such period.

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2004, as their exercise prices were above the average market values in that year.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2006	2005	2004
Warrants to purchase ordinary shares	—	—	9,584,403
Outstanding options to purchase ordinary shares	62,339,207	177,325,981	66,185,550
Outstanding unvested restricted share units to purchase ordinary shares	161,479,670	129,093,152	—

	223,818,877	306,419,133	75,769,953

Semiconductor Manufacturing International Corporation Annual Report 2006    141

21.	Commitments

(a)	Purchase commitments

As of December 31, 2006 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2007.

Facility construction	$75,101,000
Machinery and equipment	536,442,000

$611,543,000

(b)	Investment commitments

As of December 31, 2006, the Company had an outstanding commitment of US$29,260,000 in a 56.67% owned subsidiary. The Company expects to pay this amount in 2007.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2006, 2005 and 2004, the Company incurred royalty expense of US$7,724,704, US$8,710,935 and US$6,258,709, respectively, which is included as part of cost of sales in the statement of operations.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2006, 2005 and 2004, the Company earned royalty income of US$1,384,137, US$705,217 and US$336,216, respectively, which was included as part of sales in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2006, 2005 and 2004 was US$6,142,692, US$6,952,946 and US$1,740,283, respectively.

142    Semiconductor Manufacturing International Corporation Annual Report 2006

21.	Commitments (Continued)

(e)	Operating lease as lessee

The Company has various operating leases including land use rights under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2006 are as follows:

Year ending
2007	$377,612
2008	162,757
2009	90,628
2010	61,500
2011	61,500
Thereafter	2,706,006

$3,460,003

22.	Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2006	2005	2004
Total sales:
United States	$602,506,213	$478,162,160	$391,433,443
Europe	440,327,872	316,576,024	125,596,424
Asia Pacific (Excluding Japan and Taiwan)	168,607,598	175,846,284	201,881,809
Taiwan	153,057,616	138,153,755	120,652,255
Japan	100,823,568	62,580,512	135,100,765

	$1,465,322,867	$1,171,318,735	$974,664,696

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

Semiconductor Manufacturing International Corporation Annual Report 2006    143

23.	Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue Year ended December 31,			Accounts receivable December 31,
	2006	2005	2004	2006	2005	2004
A	28%	26%	11%	29%	32%	15%
B	17%	15%	13%	14%	17%	8%
C	8%	9%	10%	8%	6%	6%
D	2%	8%	12%	—%	6%	7%
E	4%	7%	6%	7%	7%	15%
F	3%	5%	13%	3%	3%	10%
G	1%	2%	4%	1%	2%	12%

24.	Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

1)	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

2)	TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to 0.15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover 0.13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the 0.13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3)	The Company is required to deposit certain Company materials relating to 0.13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4)	The Company agreed to pay TSMC an aggregate of US$175 million in installments of US$30 million for each of the first five years and US$25 million in the sixth year.

Accounting under the Settlement Agreement:

In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:

•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

•	The settlement agreement required all parties to bear their own legal costs;

144    Semiconductor Manufacturing International Corporation Annual Report 2006

24.	Litigation (Continued)

Accounting under the Settlement Agreement: (Continued)

•	There were no other damages associated with the Settlement Agreement;

•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

•	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.

In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.

As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the US$175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of US$158 million. This amount was then allocated to the pre-and post-settlement periods based on relative fair value, as further described below.

Based on this approach, US$16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining US$141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:

The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.

The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:

a)	Existing third-party license agreements with SMIC;

b)	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	The analysis of comparable industry royalty rates related to semiconductor fabrication.

On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Semiconductor Manufacturing International Corporation Annual Report 2006    145

24.	Litigation (Continued)

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavourable outcome or to estimate the amount or range of potential loss.

25.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6%-8% of their basic salary. The employer’s contribution of such an arrangement was approximately US$5,452,660, US$4,128,059 and US$2,502,521 for the years ended December 31, 2006, 2005 and 2004, respectively. The retirement benefits do not apply to expatriate employees.

26.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were US$11,956,185, US$10,432,239 and US$12,655,906 in 2006, 2005 and 2004, respectively.

146    Semiconductor Manufacturing International Corporation Annual Report 2006

27.	Components of loss (income) from operations

	2006	2005	2004
Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,577,928	$1,121,131	$695,990
Depreciation and amortization	919,038,915	768,586,770	455,947,253
Amortization of land use rights	577,578	885,083	1,013,269
Foreign currency exchange loss (gain)	3,939,745	(5,198,253)	1,446,113
(Income) loss on disposal of plant and equipment	(43,121,929)	—	—
(Reversal of) bad debt expense	2,957,505	(13,825)	990,692
Inventory write-down	2,297,773	3,088,238	10,506,374
Staff costs inclusive of directors’ remuneration	$108,742,094	$102,163,244	$88,417,658

28.	Directors’ Remuneration and Five Highest Paid Individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2006, 2005 and 2004 are as follows:

	Richard Chang	Kawanishi Tsuyoshi	Wang Yang Yuan	Hsu Ta-Lin	Lip-Bu Tan	Henry Shaw	Fang Yao	Jou Yen-Pong	Albert Y.C.	Lai Xing Cai	Jiang Shang zhou	Total
2006
Salaries and other benefits	192,727	—	—	—	—	—	—	—	—	—	—	192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	—	37,742	—	—	258,736

Total emoluments	348,968	12,951	12,951	12,951	12,951	12,951	—	—	37,742	—	—	451,463

2005
Salaries and other benefits	190,724	—	—	—	—	—	—	—	—	—	—	190,724
Stock option benefits	97,664	49,026	8,608	8,608	8,608	8,608	—	8,608	—	—	—	189,730

Total emoluments	288,388	49,026	8,608	8,608	8,608	8,608	—	8,608	—	—	—	380,454

2004
Salaries and other benefits	190,343	—	—	—	—	—	—	—	—	—	—	190,343
Stock option benefits	—	221,464	—	—	—	—	—	—	—	—	—	221,464

Total emoluments	190,343	221,464	—	—	—	—	—	—	—	—	—	411,807

Semiconductor Manufacturing International Corporation Annual Report 2006    147

28.	Directors’ Remuneration and Five Highest Paid Individuals (Continued)

The emoluments of the directors were within the following bands:

	2006 Number of directors	2005 Number of directors	2004 Number of directors
HK$nil to HK$1,000,000 ($ 128,620)	10	7	6
HK$1,000,001 ($128,620) to HK$1,500,000 ($ 192,930)	—	—	1
HK$1,500,001 ($192,930) to HK$2,000,000 ($ 257,240)	—	—	1
HK$2,000,001 ($257,240) to HK$2,500,000 ($ 321,550)	—	1	—
HK$2,500,001 ($321,550) to HK$3,000,000 ($ 385,860)	1	—	—

The Company granted 3,500,000, 15,000,000 and 5,100,000 options to purchase ordinary shares of the Company to the directors in 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, nil stock options were exercised and 500,000 stock options were cancelled.

The Company granted 500,000, nil and 2,000,000 restricted share units to purchase ordinary shares of the Company to the directors in 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, 1,000,000 restricted share units were exercised and nil restricted share units were cancelled.

In 2006, 2005 and 2004, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2005, one director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004. In 2006, two directors have declined an option to purchase 500,000 Ordinary Shares for each director which the Board granted in September 2006.

Five highest paid employees’ emoluments

Of the five individuals with the highest emoluments in the Group, one (2005: one; 2004: one) is director of the Company whose emoluments is included in the disclosure above. The emoluments of the remaining four in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Salaries and other benefits	$518,198	$513,570	$430,144
Bonus	233,662	92,455	105,665
Stock option benefits	268,528	325,880	620,060

Total emoluments	$1,020,388	$931,905	$1,155,869

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

148    Semiconductor Manufacturing International Corporation Annual Report 2006

28.	Directors’ Remuneration and Five Highest Paid Individuals (Continued)

Their emoluments were within the following bands:

	2006 Number of individuals	2005 Number of individuals	2004 Number of individuals
HK$nil to HK$1,000,000 ($ 128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($ 192,930)	—	—	3
HK$1,500,001 ($192,930) to HK$2,000,000 ($ 257,240)	3	3	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($ 321,550)	1	1	—
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	1

29.	Dividend

Deemed dividend represents beneficial conversion feature relating to the preferential price of certain convertible equity instrument investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2006, 2005 and 2004.

30.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.

(i)	In respect of accounting treatment for stock option, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognised when good or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Under US GAAP, prior to the adoption of the SFAS 123(R), the Company can account for stock-based compensation issued to employees using one of the two following methods,

Semiconductor Manufacturing International Corporation Annual Report 2006    149

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

(a)	Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(b)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options to employees in 2005 and 2004 and the share-based compensation recorded by the Company was US$25,735,849 and US$27,011,078, respectively. The fair value of the stock options is presented for disclosure purpose (see Note 3(v)).

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year began on January 1, 2005 and compensation expenses on share-based payments to employees would be calculated using fair value based method for the years prior to January 1, 2006. The additional share-based compensation under fair value method was US$7,261,778 and US$10,475,625, respectively, for year ended December 31, 2005 and 2004.

Meanwhile, the Company would not recognize the share-based payment in relating to the unvested portion since the adoption of IFRS 2.

Effective January 1, 2006, the Company adopted the provision of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award. The measurement of share-based compensation has no longer significant difference from IFRS 2.

(ii)	Under IFRS, minority interest should be presented in equity section while under US GAAP minority interest should be presented outside of equity, between liability and equity.

Under IFRS, the portion of profit and loss attributable to the minority interest and to the parent entity is separately disclosed on the face of the income statement. While under US GAAP, amounts attributable to the minority interest are presented as a component of net income or loss.

150    Semiconductor Manufacturing International Corporation Annual Report 2006

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

(iii)	IFRS requires an issuer of convertible debt instrument to classify and recognize separately the instrument’s liability and equity elements. Under IAS 32, which has been effective for annual periods beginning on or after January 1, 2005, an issuer of such instrument creates a financial liability (a contractual arrangement to deliver cash or other fi nancial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to discount on the convertible promissory note, cost of plant and equipment and to stockholder’s equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(iv)	Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(v)	Prior to the issuance of IFRS 5, plant and equipment is initially measured at cost under IFRS. Under a cost model, plant and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses. Plant and equipment will continue to be depreciated even though the Company has determined that it will be disposed of within specified period.

Under US GAAP, a long-lived asset (disposal group) to be sold is classified as held for sale in the period in which certain specified criteria are met. A long-lived asset (disposal group) classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and is not depreciated (amortized) while it is classified as held for sale. A long-lived asset that is reclassified as held and used shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

In 2004, International Accounting Standards Board issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation”. Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 should be applied prospectively for annual periods beginning on or after January 1, 2005. The Company early adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

Semiconductor Manufacturing International Corporation Annual Report 2006    151

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

(vi)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the leasee by the end of the lease term, the leasee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

The adjustments necessary to restate net (loss) income attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Net (loss) income attributable to holders of ordinary shares as reported under US GAAP	$(44,109,078)	$(114,774,827)	$77,363,770

IFRS adjustments:
i) Recognizing an expense for share-based payment	—	(7,261,778)	(10,475,625)
i) Reverse of cumulative effect of a change in accounting principal	(5,153,986)	—	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iv) Deemed dividend	—	—	18,839,426
v) Depreciation related to reclassification of unsold assets held for sale	—	—	674,117

Net (loss) income attributable to holders of ordinary shares under IFRS	$(49,263,064)	$(122,036,605)	$86,276,744

Net (loss) income per share under IFRS	$(0.00)	$(0.01)	$0.01

Stockholders’ equity as reported under US GAAP	$3,007,419,918	$3,029,316,155	$3,115,942,285

ii) Presentation of minority interest	38,800,666	38,781,863	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iii) Accumulated amortization of discount on promissory notes	—	—	124,944

Stockholders’ equity under IFRS	$3,046,220,584	$3,068,098,018	$3,115,942,285

152    Semiconductor Manufacturing International Corporation Annual Report 2006

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Land use rights, net – current portion as reported under US GAAP	—	—	—
IFRS adjustment
vi) Current portion adjustment for land use right	712,521	650,581	522,114

Under IFRS	712,521	650,581	522,114

Land use rights, net
As reported	38,323,333	34,767,518	39,197,774
IFRS adjustments
vi) Current portion adjustment for land use right	(712,521)	(650,581)	(522,114)

Under IFRS	37,610,812	34,116,937	38,675,660

Plant and equipment, net as reported under US GAAP	3,244,400,822	3,285,631,131	3,311,924,599
IFRS adjustments
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iii) Incremental costs allocated to plant and equipment	—	—	124,944

Under IFRS	3,244,400,822	3,285,631,131	3,311,924,599

Semiconductor Manufacturing International Corporation Annual Report 2006    153

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Additional paid-in capital as reported under US GAAP	3,288,733,078	3,291,407,448	3,289,724,885
IFRS adjustments
i) Recognizing an expense for share-based payment	—	(17,620,141)	—
i) Retrospective adjustment on adoption of IFRS 2	30,388,316	23,126,538	(28,051,137)
i) Reverse of cumulative effect of a change in accounting principal	5,153,986	—	—
iv) Deemed dividend	—	—	(18,839,426)
iv) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(37,116,625)

Under IFRS	$3,268,319,329	$3,240,957,794	$3,205,717,697

Share-based compensation as reported under US GAAP	—	(24,881,919)	(51,177,675)
IFRS adjustments
i) Recognizing an expense for share-based payment	—	24,881,919	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	51,177,675

Under IFRS	$—	$—	$—

Accumulated deficit as reported under US GAAP	(288,810,490)	(244,701,412)	(129,926,585)
IFRS adjustments
i) Additional share-based compensation under IFRS 2	—	(7,261,778)	(10,475,625)
i) Carried over impact under IFRS 2	(17,737,403)	(10,475,625)	—
i) Impact on the adoption of IFRS 2	(12,650,913)	(12,650,913)	(12,650,913)
i) Reverse of cumulative effect of a change in accounting principal	(5,153,986)	—	—
iii) Accumulated amortization of discount on promissory notes	—	—	(124,944)
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	124,944
iv) Deemed dividend	—	—	18,839,426
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	37,116,625

Under IFRS	$(268,396,741)	$(219,133,677)	$(97,097,072)

Cost of sales as reported under US GAAP	$1,338,155,004	$1,105,133,544	$716,225,372
IFRS adjustments
i) Recognizing an expense for share-based payment	—	3,366,722	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	4,496,905

Under IFRS	$1,338,155,004	$1,108,500,266	$702,722,277

154    Semiconductor Manufacturing International Corporation Annual Report 2006

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Operating expenses as reported under US GAAP	141,037,963	153,225,353	169,598,058
IFRS adjustments
i) Recognizing an expense for share-based payment	—	3,895,056	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	5,978,720

Under IFRS	$141,037,963	$157,120,409	$175,576,778

Other income, net as reported under US GAAP	(56,100,658)	(26,321,705)	7,547,974
IFRS adjustments
v) Depreciation related to reclassification of unsold assets held for sale	—	—	674,117

Under IFRS	$(56,100,658)	$(26,321,705)	$8,222,091

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2006, 2005 and 2004, and details of which are set out as below:

(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

No significant GAAP difference was noted in 2006, 2005 and 2004.

Semiconductor Manufacturing International Corporation Annual Report 2006    155

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

No significant GAAP difference was noted in 2006, 2005 and 2004.

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets. The business segment is considered as the primary segment for the Company. Meanwhile, the Management believes the risk and return shall be similar among its different geographical segments.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

No significant difference on reportable segment was noted.

156    Semiconductor Manufacturing International Corporation Annual Report 2006

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

(d)	Borrowing costs

IFRS and US GAAP requires capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made. Under IFRS, borrowing costs are defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are defined as interest only.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to actual expenditure incurred.

No significant GAAP difference was noted in 2006, 2005 and 2004.

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company had no impairment loss under either US GAAP or IFRS in 2006, 2005 and 2004.

Semiconductor Manufacturing International Corporation Annual Report 2006    157

30.	Differences between US GAAP and International Financial Reporting Standards (Continued)

(f)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•

how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•

certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant difference was noted in 2006, 2005 and 2004.

(g)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under the US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

31.	Re-statement

As a result of review of the accounting treatment for the Settlement Agreement reached with TSMC on January 31, 2005 (See note 24), the Company determined that errors were made in the identification and classification of the components of settlement payment. The Company previously recorded US$23.2 million of the settlement amount as an expense in 2004 and US$134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets. As a result, the Company has determined that no value should have been allocated to the covenant not to sue.

158    Semiconductor Manufacturing International Corporation Annual Report 2006

31.	Re-statement (Continued)

This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from US$23.2 million to US$16.7 million in 2004 and increased the deferred cost associated with the patent license portfolio from US$134.8 million to US$141.3 million. This correction also affected the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.

In addition, the Company corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangibles to a component of cost of sales. The effects of correcting these errors is shown below:

Consolidated Balance Sheets

	As of December 31,
	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
Acquired intangible assets, net	$195,178,898	$80,667,737
Deferred cost	—	117,728,792
Total assets	4,583,415,731	4,586,633,362
Accrued expense and other current liabilities			82,857,551	76,399,187
Total current liabilities			730,329,536	723,871,172
Total liabilities			1,274,791,610	1,268,333,246
Accumulated deficit	(247,919,043)	(244,701,412)	(136,384,949)	(129,926,585)
Total stockholders equity	3,026,098,524	3,029,316,155	3,109,483,921	3,115,942,285
Total liabilities and stockholders equity	4,583,415,731	4,586,633,362

Consolidated Statements of Operations

	As of December 31,
	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
Sales	1,171,318,735	1,171,318,735
Cost of sales	1,081,587,786	1,105,133,544
Gross Profit	89,730,949	66,185,191

Operating expenses:
Litigation settlement			23,153,105	16,694,741
Amortization of intangible assets	41,251,077	20,946,052
Total operating expenses	173,530,378	153,225,353	176,056,422	169,598,058
Income (loss) from operations	(83,799,429)	(87,040,162)	82,382,902	88,841,266
(Loss) income before income tax	(110,121,134)	(113,361,867)	89,930,876	96,389,240
Net (loss) income before cumulative effect of a change in accounting principle	(111,534,094)	(114,774,827)	89,744,832	96,203,196
Net income (loss)	(111,534,094)	(114,774,827)	89,744,832	96,203,196
Net income (loss) loss attributable to common stockholders	(111,534,094)	(114,774,827)	70,905,406	77,363,770
Income (loss) per share, basic	$(0.01)	$(0.01)	$0.00	$0.01
Income (loss) per share, diluted	$(0.01)	$(0.01)	$0.00	$0.00

Semiconductor Manufacturing International Corporation Annual Report 2006    159

31.	Re-statement (Continued)

Consolidated Statements of Cash Flows

	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
(Loss) income attributable to holders of ordinary shares	(111,534,094)	(114,774,827)	70,905,406	77,363,770
Net (loss) income	(111,534,094)	(114,774,827)	89,774,832	96,203,196
Depreciation and amortization	745,926,095	769,471,853
Amortization of intangible assets	41,251,077	20,946,052
Accrued expenses and other current liabilities			32,115,883	25,657,519

32.	Subsequent Events

On April 10, 2007, Cension Semiconductor Manufacturing Corporation (“Cension”) entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of US$320 million. The Company has the contract to manage Cension’s 200-millimeter fab in Chengdu.

As part of the Agreement, the Company will provide a corporate guarantee for a maximum guarantee liability of US$163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company would receive a guarantee fee from Cension.

In conjunction with the Agreement, the Company will be entitled to the net profit (loss) associated with the production in Hiroshima during the transitional period (estimated to be no longer than 24 months) when the equipment acquired by Cension is being relocated in stages from Hiroshima to Chengdu.

160    Semiconductor Manufacturing International Corporation Annual Report 2006

Shanghai Beijing tianjin Chengdu Hongkong Japan Americas Europe

Semiconductor Manufacturing International Corporation

No.18 Zhangjiang Road

Pudong New Area

Shanghai 201 203

The People’s Republic of China

Tel: +86(21) 5080 2000

Fax: +86 (21) 5080 2868

Website: www.smics.com